SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 7, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on September 6, 2007 on the Hong Kong Stock Exchange’s website at http://main.ednews.hk/listedco/listconews/search/search_active_main.asp, to disclose a discloseable transaction, a major transaction and a very substantial acquisition relating to acquisitions of aircraft. A copy of the English circular is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Su Liang
Name: Su Liang
Title: Company Secretary

Date: September 7, 2007

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

DISCLOSEABLE TRANSACTION, MAJOR TRANSACTION AND VERY SUBSTANTIAL ACQUISITION RELATING TO ACQUISITION OF AIRCRAFT

An extraordinary general meeting of China Southern Airlines Company Limited (the "Company") will be held on the date to be further notified by the Company. If you are not able to attend and/or vote at the extraordinary general meeting, you are strongly urged to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the extraordinary general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

7 September 2007

CONTENTS

In this circular (save as Appendix I), the following expressions have the following meanings, unless the context requires otherwise:

"2006 Airbus Aircraft Purchase"	the acquisition by the Company from Airbus SNC of 50 Airbus A320 series aircraft on 6 July 2006
"2006 Boeing Aircraft Acquisition Agreement"	the agreement dated 22 August 2006 and 13 October 2006, between Xiamen Airlines as purchaser and Boeing as vendor pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell an aggregate of 12 Boeing B737-800 aircraft
"2006 Boeing Aircraft Purchase"	the acquisition from Boeing of (a) six Boeing B737-800 aircraft by Xiamen Airlines on 22 August 2006, (b) six Boeing B737-800 aircraft by Xiamen Airlines on 13 October 2006 and (c) six Boeing B777F freighters by the Company on 13 October 2006
"A320 Aircraft"	20 Airbus A320 series aircraft, the subject matter of the Airbus Aircraft Acquisition Agreement
"A320 Transaction"	the acquisition of A320 Aircraft under the Airbus Aircraft Acquisition Agreement
"Airbus Aircraft Acquisition Agreement"	the aircraft acquisition agreement entered into between the Company and Airbus SNC on 16 July 2007, pursuant to which the Company agreed to acquire and Airbus SNC agreed to sell the Airbus A320 Aircraft
"Airbus SNC"	Airbus SNC, a company incorporated in Toulouse, France
"available tonne kilometres" or "ATKs"	the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown
"B737-800 Aircraft"	25 Boeing B737-800 aircraft, the subject matter of the Xiamen Aircraft Acquisition Agreement
"B737-800 Transaction"	the acquisition of the B737-800 Aircraft under the Xiamen Aircraft Acquisition Agreement
"Board"	the board of Directors
"Boeing"	the Boeing Company, a company incorporated in the State of Delaware of the United States of America

"Boeing Aircraft"	55 Boeing B737-700 and B737-800 aircraft, the subject matter of the Boeing Aircraft Acquisition Agreement
"Boeing Aircraft Acquisition"	the acquisition of the Boeing Aircraft under the Boeing Aircraft Acquisition Agreement (the very substantial acquisition of the Company dated 20 August 2007)
"Boeing Aircraft Acquisition Agreement"	the aircraft acquisition agreement entered into between Boeing and the Company on 20 August 2007, pursuant to which the Company agreed to acquire and Boeing agreed to sell the Boeing Aircraft
"Company"	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability, the H shares of which are listed on the Stock Exchange
"CSAHC"	China Southern Air Holding Company, the controlling shareholder of the Company holding approximately 50.3% equity interest in the Company
"Director(s)"	the director(s) of the Company
"EGM"	the extraordinary general meeting of the Company to be held to approve the Xiamen Aircraft Acquisition Agreement, the Boeing Aircraft Acquisition Agreement, the B737-800 Transaction and the Boeing Aircraft Acquisition
"Group"	the Company and its subsidiaries (as defined in the Listing Rules)
"HKSA"	Hong Kong Society of Accountants, which officially changed its name to the Hong Kong Institute of Certified Public Accountants (HKICPA) on 8 September 2004
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	4 September 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"PRC"	the People's Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)
"Previous Boeing Aircraft Acquisition Agreements"	collectively the 2006 Boeing Aircraft Acquisition Agreements and the Xiamen Aircraft Acquisition Agreement pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell in an aggregate of 37 Boeing B737-800 aircraft
"Previous Boeing Aircraft Purchase"	collectively the 2006 Boeing Aircraft Purchase and the B737-800 Transaction
"Previous Boeing B777F Acquisition Agreement"	the aircraft acquisition agreement dated 13 October 2006, between the Company as purchaser and Boeing as vendor in respect of the acquisition of six Boeing B777F freighters from Boeing
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	supervisor(s) of the Company
"Transactions"	the A320 Transaction (the discloseable transaction of the Company dated 16 July 2007) and the B737-800 Transaction (the major transaction of the Company dated 16 July 2007)
"US dollars" or "US$"	United States dollars, the lawful currency of the United States of America
"Xiamen Aircraft Acquisition Agreement"	the aircraft acquisition agreement entered into between Xiamen Airlines and Boeing on 16 July 2007, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell the B737-800 Aircraft
"Xiamen Airlines"	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 60% by the Company

For illustration purpose only, translation of HK dollars to RMB is made in this circular at the rate of HK$1.00 to RMB1.04.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Directors:

Executive Directors:
Liu Shao Yong *(Chairman of the Board of Directors)*
Li Wen Xin *(Director)*
Wang Quan Hua *(Director)*
Zhao Liu An *(Director)*
Si Xian Min *(Director, President)*
Tan Wan Geng *(Director, Vice President)*
Xu Jie Bo *(Director, Chief Financial Officer, Vice President)*
Chen Zhen You *(Director)*

Independent Non-Executive Directors:
Wang Zhi
Sui Guang Jun
Gong Hua Zhang
Lin Guang Yu

Supervisors:
Sun Xiao Yi *(Chairman of the Supervisory Committee)*
Yang Guang Hua *(Supervisor)*
Yang Yi Hua *(Supervisor)*
Liang Zhong Gao *(Supervisor)*
Liu Biao *(Supervisor)*

Registered address:
278 Ji Chang Road
Guangzhou
PRC 510405

Principal place of business in Hong Kong:
Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

7 September 2007

To the Shareholders

Dear Sir or Madam,

**DISCLOSEABLE TRANSACTION,
MAJOR TRANSACTION
AND
VERY SUBSTANTIAL ACQUISITION
RELATING TO ACQUISITION OF AIRCRAFT**

1. INTRODUCTION

In an announcement of the Company dated 16 July 2007, the Board announced that on 9 July 2007, pursuant to article 177 of the articles of association of the Company, the Board had

considered, approved and ratified, by way of written resolution, (a) the Airbus Aircraft Acquisition Agreement to be entered into by the Company, pursuant to which the Company would purchase from Airbus SNC the A320 Aircraft; (b) the Xiamen Aircraft Acquisition Agreement to be entered into by Xiamen Airlines, pursuant to which Xiamen Airlines would purchase from Boeing the B737-800 Aircraft; and (c) the convening of general meeting of the shareholders of the Company to approve the Xiamen Aircraft Acquisition Agreement.

In an announcement of the Company dated 20 August 2007, the Board announced that on 20 August 2007, pursuant to the articles of association of the Company, the Board had considered and approved the Boeing Aircraft Acquisition Agreement to be entered into by the Company, pursuant to which the Company would purchase from Boeing the Boeing Aircraft and the convening of general meeting of the shareholders of the Company to approve the Boeing Aircraft Acquisition.

The Xiamen Aircraft Acquisition Agreement, the Airbus Aircraft Acquisition Agreement and the Boeing Aircraft Acquisition Agreement are entered into by Xiamen Airlines and the Company respectively, are separate from and independent of each other, and the consummation of the Transactions and the Boeing Aircraft Acquisition are not mutually conditional upon consummation of the other.

Pursuant to Rule 14.07 of the Listing Rules, as each of the relevant applicable percentage ratios for the A320 Transaction under Rule 14.07 of the Listing Rules will be above 5%, but less than 25%, the A320 Transaction constitutes a discloseable transaction of the Company. Pursuant to Rule 14.22 of the Listing Rules, the relevant applicable percentage ratio for the B737-800 Transaction, aggregated with the 2006 Boeing Aircraft Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25%, but less than 100%, the B737-800 Transaction together with the 2006 Boeing Aircraft Purchase together constitute a major transaction of the Company, and therefore is subject to approval by the Company's shareholders under Rule 14.40 of the Listing Rules.

Further, pursuant to Rule 14.22 of the Listing Rules, the relevant applicable percentage ratio for the Boeing Aircraft Acquisition, aggregated with the Previous Boeing Aircraft Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 100%, the Boeing Aircraft Acquisition together with the Previous Boeing Aircraft Purchase constitute a very substantial acquisition of the Company, and therefore is subject to approval by the Company's shareholders under Rule 14.49 of the Listing Rules.

The purpose of this circular is to set out further details of the Transactions and the Boeing Aircraft Acquisition.

2. THE AIRBUS AIRCRAFT ACQUISITION AGREEMENT

(1) Date

16 July 2007

(2) Parties

(i) The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii) Airbus SNC, a company incorporated in Toulouse, as the vendor. The principal business activity of Airbus SNC is that of aircraft manufacturing. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of Airbus SNC and its respective ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

(3) Aircraft to be acquired

20 Airbus A320 series aircraft.

(4) Consideration

According to the information provided by Airbus SNC, the catalogue price for each Airbus A320 series aircraft is in the range from US$66.5 to US$85.9 million.

The Airbus Aircraft Acquisition Agreement was negotiated and entered into in accordance with customary business and industry practice. The aggregate actual consideration for the A320 Aircraft, which is payable in cash determined after arm's-length negotiation between the parties, is significantly lower than the catalogue price as provided by Airbus SNC because of certain price concessions granted by Airbus SNC to the Company in relation to the A320 Aircraft, in the form of credit memoranda which the Company could use to purchase the aircraft, spare parts, or any other goods or services from Airbus SNC. Such credit memoranda were determined after arm's-length negotiation between the parties. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the A320 Transaction on the operating costs of the Group.

In respect of the A320 Transaction, the Airbus Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the A320 Transaction. In addition, consistent with customary practice of the local aviation industry, the consideration for the acquisition of the A320 Aircraft is not customarily disclosed to the public. The Company had on separate occasions sought the consent of Airbus SNC to disclose certain information as required under Chapter 14 of the Listing Rules (including the actual consideration) in the relevant announcements and circulars. Nonetheless, Airbus SNC rejected the Company's request, and insisted on the preservation of the confidentiality of such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence, will have a significant negative impact on the Group's cost for the A320 Transaction and will therefore not be in the interest of the Company and its shareholders as a whole. The Company has obtained a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Airbus Aircraft.

The Board is of the view that the extent of the price concessions granted to the Company in the A320 Transaction is comparable with the price concessions that the Company had obtained in the 2006 Airbus Aircraft Purchase. The Company believes that there is no material difference between the effect of the price concessions obtained in the A320 Transaction and the 2006 Airbus Aircraft Purchase on the Group's operating costs taken as a whole.

(5) Payment and delivery terms

The aggregate consideration for the acquisition of the A320 Aircraft will be partly financed by cash on hand and partly by loan arrangements with banking institutions. The Company will make instalment payment either quarterly or half-yearly in accordance with the requirement of Airbus Aircraft Acquisition Agreement. The A320 Aircraft will be delivered in stages to the Company during the period from March 2009 to August 2010.

(6) Source of funding

The A320 Transaction will be funded partly by internal resources of the Company and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As at the Latest Practicable Date, the Company has not entered into any agreement with any of these commercial banks to finance the A320 Transaction. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with its articles of association and comply with the applicable Listing Rules when the Company enters into any agreement with any commercial bank to finance the A320 Transaction.

3. THE XIAMEN AIRCRAFT ACQUISITION AGREEMENT

(1) Date

16 July 2007

(2) Parties

(i) Xiamen Airlines, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Xiamen Airlines is 60% owned by the Company and is a subsidiary of the Company under the Listing Rules.

(ii) The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of Boeing and its respective ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

(3) Aircraft to be acquired

25 Boeing B737-800 aircraft.

(4) Consideration

According to the information provided by Boeing, the catalogue price of a Boeing B737-800 aircraft is in the range of US$70.5 to US$79 million. Such catalogue price includes the price for the airframe and the engines.

The Xiamen Aircraft Acquisition Agreement was negotiated and entered into in accordance with customary business and industry practice. The aggregate actual consideration for the B737-800 Aircraft, which is payable in cash, and determined after arm's length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of certain price concessions granted by Boeing in relation to the B737-800 Aircraft, in the form of credit memoranda which could be used to purchase the aircraft, spare parts, or any other goods or services from Boeing. Such credit memoranda were determined after arm's length negotiation between the parties. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the B737-800 Transaction on the operating costs of the Group.

In respect of the B737-800 Transaction, the Xiamen Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the B737-800 Transaction. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the B737-800 Aircraft is not customarily disclosed to the public. The Company had on separate occasions sought the consent of Boeing to disclose certain information required under Chapter 14 of the Listing Rules (including the relevant actual consideration) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company's request, and insisted on the preservation of confidentiality to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group's cost for the B737-800 Transaction and will therefore not be in the interest of the Company and its shareholders as a whole. The Company has obtained a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the B737-800 Aircraft.

The Board is of the view that the extent of the price concessions granted to Xiamen Airlines in the B737-800 Transaction is comparable with the price concessions that Xiamen Airlines had obtained in the 2006 Boeing Aircraft Acquisition Agreements and the Company had obtained in the Previous Boeing B777F Acquisition Agreement. The Company believes that there is no material difference between the effect of the price concessions obtained in the B737-800 Transaction and each of the 2006 Boeing Aircraft Acquisition Agreements and Previous Boeing B777F Acquisition Agreement on the Group's operating costs taken as a whole.

(5) Payment and delivery terms

The aggregate consideration for the acquisition of the B737-800 Aircraft will be partly financed by cash on hand and partly by loan arrangements with banking institutions. Xiamen Airlines will make instalment payments either quarterly or half-yearly in accordance with the requirement of Xiamen Aircraft Acquisition Agreement. The B737-800 Aircraft will be delivered in stages to Xiamen Airlines during the period from July 2011 to November 2013.

(6) Source of funding

The B737-800 Transaction will be funded partly by internal resources of Xiamen Airlines and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As at the Latest Practicable Date, Xiamen Airlines has not entered into any agreements with any of these commercial banks to finance the B737-800 Transaction. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with its articles of association and comply with the applicable Listing Rules when Xiamen Airlines enters into any agreement with any commercial bank to finance the B737-800 Transaction.

4. THE BOEING AIRCRAFT ACQUISITION AGREEMENT

(1) Date

20 August 2007

(2) Parties

(i) The Company, as the purchaser.

(ii) Boeing, as the vendor.

(3) Aircraft to be acquired

55 Boeing B737-700 and B737-800 aircraft

(4) Consideration

According to the information provided by Boeing, the catalogue price of a Boeing B737-700 aircraft is in the range of US$57 to US$67.5 million and a Boeing B737-800 aircraft is in the range of US$70.5 to US$79 million. Such catalogue price includes price for the airframe and the engines.

The Boeing Aircraft Acquisition Agreement was negotiated and entered into in accordance with customary business and industry practice. The aggregate actual consideration for the Boeing Aircraft, which is payable in cash, determined after arm's-length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of certain price concessions granted by Boeing in relation to the Boeing Aircraft, in the form of credit memoranda which could be used to purchase the aircraft, spare parts, or any other goods or services from Boeing. Such credit memoranda were determined after arm's-length negotiation between the parties. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Boeing Aircraft Acquisition on the operating costs of the Group.

The Boeing Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Boeing Aircraft Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Boeing Aircraft is not customarily disclosed to the public. The Company had on separate occasions sought the consent of Boeing to disclose certain information required under Chapter 14 of the Listing Rules (including the actual consideration) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company's request, and insisted on the preservation of confidentiality to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence, will have a significant negative

impact on the Group's cost for the Boeing Aircraft Acquisition and will therefore not be in the interest of the Company and its shareholders as a whole. The Company has applied to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Boeing Aircraft.

The Board is of the view that the extent of the price concessions granted to the Company in the Boeing Aircraft Acquisition is comparable with the price concessions that the Group had obtained in the Previous Boeing Aircraft Acquisition Agreements. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Boeing Aircraft Acquisition and each of the Previous Boeing Aircraft Acquisition Agreements on the Group's operating costs taken as a whole.

(5) Payment and delivery terms

The aggregate consideration for the Boeing Aircraft Acquisition will be partly financed by cash on hand and partly by financing arrangements with banking institutions. The Company will make instalment payments either quarterly or half-yearly in accordance with the requirement of the Boeing Aircraft Acquisition Agreement. The Boeing Aircraft will be delivered in stages to the Company during the period commencing from May 2011 to October 2013.

(6) Source of funding

The Boeing Aircraft Acquisition will be funded partly by internal resources of the Company and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As at the Latest Practicable Date, the Company has not entered into any agreement with any of these commercial banks to finance the Boeing Aircraft Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with its articles of association and comply with the applicable Listing Rules when the Company enters into any agreement with any commercial bank to finance financing the Boeing Aircraft Acquisition.

5. IMPLICATIONS UNDER THE LISTING RULES

Pursuant to Rule 14.07 of the Listing Rules, as each of the relevant applicable percentage ratios for the A320 Transaction under Rule 14.07 of the Listing Rules is above 5%, but less than 25%, the A320 Transaction constitutes a discloseable transaction of the Company.

Xiamen Airlines has acquired in aggregate 12 Boeing B737-800 aircraft and the Company has acquired six Boeing B777F freighters from Boeing within 12 months before the date of the Xiamen Aircraft Acquisition Agreement. Please refer to the announcements published by the Company on 24 August 2006 and 16 October 2006 for further details of these previous acquisitions. Pursuant to Rule 14.22 of the Listing Rules, the relevant applicable percentage

ratio for the B737-800 Transaction, aggregated with the 2006 Boeing Aircraft Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25%, but less than 100%, the B737-800 Transaction together with the 2006 Boeing Aircraft Purchase constitute a major transaction of the Company, and therefore is subject to approval by the Company's shareholders under Rule 14.40 of the Listing Rules.

Further, together with the B737-800 Transaction, the Group has acquired in aggregate 37 Boeing B737-800 aircraft and six Boeing B777F freighters from Boeing within 12 months before the Latest Practicable Date. Please refer to the announcements published by the Company on 24 August 2006, 16 October 2006 and 16 July 2007 for further details of these previous acquisitions. Pursuant to Rule 14.22 of the Listing Rules, the relevant applicable percentage ratio for the Boeing Aircraft Acquisition, aggregated with the Previous Boeing Aircraft Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 100%, the Boeing Aircraft Acquisition together with the Previous Boeing Aircraft Purchase constitute a very substantial acquisition of the Company, and is therefore subject to approval by the Company's shareholders under Rule 14.49 of the Listing Rules.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the B737-800 Transaction and the Boeing Aircraft Acquisition.

The Boeing Aircraft Acquisition is also subject to the approval from the relevant government authorities in the PRC, and the Transactions and the Boeing Aircraft Acquisition are required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

6. REASONS FOR THE TRANSACTIONS AND BOEING AIRCRAFT ACQUISITION

The Directors believe that the Transactions and the Boeing Aircraft Acquisition are beneficial to the implementation of the Group's development strategy, and to the improvement of the Group's operating capacity in order to accommodate the continuous growth in demand for aviation services in the PRC. The Company also believes that the Transactions will better provide its passengers with premium services and enhance its core competence, and that the Boeing Aircraft Acquisition will facilitate the implementation of the Company's plan to replace its old aircraft with new aircraft in order to enhance the competitiveness and core competence.

The B737-800 Aircraft and the A320 Aircraft, in addition to the 12 Boeing B737-800 aircraft and the six Boeing B777F freighters acquired by the Group in the past 12 months before the Latest Practicable Date, will increase the ATKs of the Group by 19.46%; while the Boeing Aircraft, in addition to the 37 Boeing B737-800 aircraft, the six Boeing B777F freighters and the 20 Airbus A320 series aircraft acquired by the Group in the past 12 months before the Latest Practicable Date, will increase the ATKs of the Group by 32.8%.

Therefore the Directors, including the independent non-executive Directors, believe that the terms of the Xiamen Aircraft Acquisition Agreement, the Airbus Aircraft Acquisition Agreement and the Boeing Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its shareholders as a whole.

7. PROSPECTS

In view of the stable growth of the PRC economy, it is anticipated that in the second half of 2007, domestic airlines will continue to benefit from the strong market demand. However, due to persistent high oil prices and increasing market competition, as well as macro-economic control measures by the PRC government, it is expected that the industry will be affected to a certain extent. The Group will continue to implement its overall development strategies, proactively adjust to market needs, modify its flight network and capacity deployment, reinforce market forecast and revenue analysis of each route and strengthen its sales and marketing effort. The Group will strive to realise all operating targets for the year while continuously enhancing its service quality and passenger load factor and yield and to benefit from the prosperous economic growth of the PRC.

8. RECOMMENDATIONS

The Board recommends the shareholders of the Company to vote in favour of the ordinary resolutions to be proposed at the EGM of the Company in respect of the Xiamen Aircraft Acquisition Agreement, Boeing Aircraft Acquisition Agreement, the B737-800 Transaction and the Boeing Aircraft Acquisition.

9. EGM

The EGM will be held on the date to be notified by the Company. If you are not able to attend and/or vote at the EGM, you are strongly urged to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

10. ADDITIONAL INFORMATION

Your attention is drawn to the financial and general information set out in the 2006 annual report of the Company for the period from 1 January 2006 to 31 December 2006 and the interim report of the Company for the period from 1 January 2007 to 30 June 2007 and the information set out in the appendices to this circular.

By Order of the Board
Liu Shao Yong
Chairman

I SUMMARY OF FINANCIAL STATEMENTS

The following consolidated income statements of the Company for each of the three years ended 31 December 2006 and the consolidated balance sheets of the Company as at 31 December 2004, 2005 and 2006 are derived from the audited financial statements of the Company prepared under International Financial Reporting Standards ("IFRS"). All such financial information should be read in conjunction with the audited financial statements and accompanying notes, which are included in the Company's annual reports. The auditors have expressed unqualified opinions on the financial statements of the Company for each of the three years ended 31 December 2006. The audited financial statements of the Company for the year ended 31 December 2006, as extracted from the Company's 2006 annual report, are set out in part II of this appendix.

In addition, the following consolidated income statement for the six months ended 30 June 2007 and consolidated balance sheet of the Company as at 30 June 2007 are derived from the unaudited interim financial report of the Company prepared under IFRS. All such financial information should be read in conjunction with the unaudited interim financial report and accompanying notes, which are included in the Company's interim report. The unaudited interim financial report of the Company for the six months ended 30 June 2007 as extracted from the Company's 2007 interim report, is set out in part III of this appendix.

Consolidated Income Statements
For each of the three years ended 31 December 2006 and the six-month period ended 30 June 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	2004 *RMB million*	2005 *RMB million*	2006 *RMB million*	Six months ended 30 June 2007 *RMB million* (unaudited)
Operating revenue				
Traffic revenue	23,344	37,419	45,087	24,086
Other operating revenue	630	874	1,132	470
Total operating revenue	23,974	38,293	46,219	24,556
Operating expenses				
Flight operations	10,418	19,394	24,667	13,226
Maintenance	3,459	4,589	3,999	2,361
Aircraft and traffic servicing	3,503	5,759	6,219	3,974
Promotion and sales	1,940	2,780	2,811	1,565
General and administrative	1,323	2,457	3,140	839
Depreciation and amortisation	2,413	4,440	4,971	2,546
Others	9	179	100	63
Total operating expenses	23,065	39,598	45,907	24,574
Operating (loss)/profit	909	(1,305)	312	(18)
Non-operating income/(expenses)				
Interest income	22	55	41	16
Interest expense	(691)	(1,616)	(2,070)	(1,132)
Share of associates' results	10	(285)	5	32
Share of jointly controlled entities' results	(16)	36	115	51
Loss on derivative financial instruments, net	–	–	(19)	69
(Gain)/loss on sale of property, plant and equipment	(1)	(32)	335	80
Exchange gain/(loss), net	(59)	1,220	1,492	1,266
Others, net	46	74	146	84
Total net non-operating Income/(expenses)	(689)	(548)	46	466
(Loss)/profit before taxation	220	(1,853)	357	448
Income tax benefit/(expense)	(65)	7	(153)	(222)
(Loss)/profit for the year/period	155	(1,846)	204	226
Attributable to				
Equity shareholders of the Company	(48)	(1,848)	188	168
Minority interests	203	2	16	58
Profit/(loss) for the year/period	155	(1,846)	204	226
(Loss)/earnings for share				
Basic	RMB(0.01)	RMB(0.42)	RMB0.04	RMB0.04
Diluted	RMB(0.01)	RMB(0.42)	RMB0.04	RMB0.04

Consolidated Balance Sheets
At 31 December 2004, 2005 and 2006 and 30 June 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	2004 *RMB million*	2005 *RMB million*	2006 *RMB million*	30 June 2007 *RMB million* (unaudited)
Non-current assets				
Property, plant and equipment, net	46,841	54,266	54,347	58,073
Construction in progress	565	674	951	1,230
Lease prepayments	346	333	441	506
Interest in associates	429	142	149	177
Interest in jointly controlled entities	782	805	870	921
Other investments	272	320	330	330
Lease and equipment deposits	5,397	7,265	9,458	9,254
Deferred tax assets	51	74	95	195
Other assets	331	302	260	240
	55,014	64,181	68,901	70,926
Current assets				
Short-term investments	683	–	–	–
Inventories	1,302	1,382	1,315	1,347
Financial assets	–	–	–	21
Trade receivables	1,203	1,518	1,512	1,776
Other receivables	720	956	879	939
Prepaid expenses and other current assets	378	380	585	623
Amounts due from related companies	–	84	128	150
Cash and cash equivalents	3,083	2,901	2,264	3,551
	7,369	7,221	6,683	8,407
Current liabilities				
Financial liabilities	–	–	26	13
Bank and other loans	11,518	16,223	23,822	24,369
Obligations under finance leases	2,144	3,373	3,091	2,974
Trade and bills payables	1,690	3,929	1,909	1,426
Sales in advance of carriage	874	1,413	1,436	1,542
Taxes payable	39	28	126	256
Amounts due to related companies	2,434	116	254	138
Accrued expenses	4,551	4,250	4,942	6,830
Other liabilities	2,974	3,796	3,257	2,776
	26,224	33,128	38,863	40,324
Net current liabilities	(18,855)	(25,907)	(32,180)	(31,917)
Total assets less current liabilities	36,159	38,274	36,721	39,009

	2004 *RMB million*	2005 *RMB million*	2006 *RMB million*	30 June 2007 *RMB million* (unaudited)
Non-current liabilities and deferred items				
Bank and other loans	11,935	12,740	10,018	10,590
Obligations under finance leases	9,599	12,457	12,307	13,709
Provision for major overhauls	284	301	805	832
Provision for early retirement benefit	–	306	279	279
Deferred credits	100	496	792	750
Deferred tax liabilities	338	342	372	502
	22,256	26,338	24,600	26,662
Net assets	13,903	11,936	12,121	12,347
Capital and reserves				
Share capital	4,374	4,374	4,374	4,374
Reserves	7,474	5,626	5,814	5,982
Total equity attributable to equity shareholders of the Company	11,848	10,000	10,188	10,356
Minority interests	2,055	1,936	1,933	1,991
Total equity	13,903	11,936	12,121	12,347

II FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED 31 DECEMBER 2006

Consolidated Income Statement
For the year ended 31 December 2006
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2006 RMB million	2005 RMB million
Operating revenue			
Traffic revenue	3	45,087	37,419
Other operating revenue	3	1,132	874
Total operating revenue		46,219	38,293
Operating expenses			
Flight operations	4	24,667	19,394
Maintenance	5	3,999	4,589
Aircraft and traffic servicing	6	6,219	5,759
Promotion and sales	7	2,811	2,780
General and administrative	8	3,140	2,457
Depreciation and amortisation	9	4,971	4,440
Others		100	179
Total operating expenses		45,907	39,598
Operating profit/(loss)		312	(1,305)
Non-operating income/(expenses)			
Interest income		41	55
Interest expense	11	(2,070)	(1,616)
Share of associates' results	21	5	(285)
Share of jointly controlled entities' results	22	115	36
Loss on derivative financial instruments, net		(19)	–
Gain/(loss) on sale of property, plant and equipment, net	12	335	(32)
Exchange gain, net		1,492	1,220
Others, net		146	74
Total net non-operating income/(expenses)		45	(548)
Profit/(loss) before taxation		357	(1,853)
Income tax (expense)/benefit	14	(153)	7
Profit/(loss) for the year		204	(1,846)
Attributable to			
Equity shareholders of the Company	15	188	(1,848)
Minority interests		16	2
Profit/(loss) for the year		204	(1,846)
Earnings/(loss) per share	17		
Basic		RMB0.04	RMB(0.42)
Diluted		RMB0.04	RMB(0.42)

The notes on pages 26 to 77 form part of these financial statements.

Consolidated Balance Sheet
At 31 December 2006
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2006 RMB million	2005 RMB million
Non-current assets			
Property, plant and equipment, net	18	56,347	54,266
Construction in progress	19	951	674
Lease prepayments		441	333
Interest in associates	21	149	142
Interest in jointly controlled entities	22	870	805
Other investments in equity securities	23	330	320
Lease and equipment deposits		9,458	7,265
Deferred tax assets	24	95	74
Other assets	25	260	302
		68,901	64,181
Current assets			
Inventories	26	1,315	1,382
Trade receivables	27	1,512	1,518
Other receivables	28	879	956
Prepaid expenses and other current assets		585	380
Amounts due from related companies	33	128	84
Cash and cash equivalents	29	2,264	2,901
		6,683	7,221
Current liabilities			
Financial liabilities	44(d)	26	–
Bank and other loans	30	23,822	16,223
Obligations under finance leases	31	3,091	3,373
Trade and bills payables	32	1,909	3,929
Sales in advance of carriage		1,436	1,413
Taxes payable		126	28
Amounts due to related companies	33	254	116
Accrued expenses	34	4,942	4,250
Other liabilities	35	3,257	3,796
		38,863	33,128
Net current liabilities		(32,180)	(25,907)
Total assets less current liabilities		36,721	38,274

	Note	2006 RMB million	2005 RMB million
Non-current liabilities and deferred items			
Bank and other loans	30	10,018	12,740
Obligations under finance leases	31	12,307	12,459
Provision for major overhauls	36	805	301
Provision for early retirement benefits	37	306	–
Deferred credits		792	496
Deferred tax liabilities	24	372	342
		24,600	26,338
Net assets		12,121	11,936
Capital and reserves			
Share capital	38	4,374	4,374
Reserves	39	5,814	5,626
Total equity attributable to equity shareholders of the Company		10,188	10,000
Minority interests		1,933	1,936
Total equity		12,121	11,936

Approved and authorised for issue by the board of directors on 16 April 2007.

Liu Shao Yong	**Si Xian Min**	**Xu Jie Bo**
Director	*Director*	*Director*

The notes on pages 26 to 77 form part of these financial statements.

Balance Sheet

At 31 December 2006

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	2006 RMB million	2005 RMB million
Non-current assets			
Property, plant and equipment, net	18	46,650	45,054
Construction in progress	19	804	569
Lease prepayments		245	115
Interest in subsidiaries	20	1,775	2,091
Investments in associates	21	122	140
Investments in jointly controlled entities	22	654	666
Other investments in equity securities	23	183	170
Lease and equipment deposits		8,410	6,290
Deferred tax assets	24	95	74
Other assets	25	214	269
		59,152	55,438
Current assets			
Inventories	26	1,089	1,096
Trade receivables	27	1,200	1,156
Other receivables	28	720	862
Prepaid expenses and other current assets		480	409
Amounts due from related companies	33	128	84
Cash and cash equivalents	29	1,786	2,002
		5,403	5,609
Current liabilities			
Financial liabilities	44(d)	26	–
Bank and other loans	30	22,218	14,664
Obligations under finance leases	31	3,091	3,373
Trade and bills payables	32	1,645	3,472
Sales in advance of carriage		1,246	1,154
Taxes payables		77	–
Amounts due to related companies	33	234	64
Accrued expenses	34	4,023	3,517
Other liabilities	35	2,450	2,893
		35,010	29,137
Net current liabilities		(29,607)	(23,528)
Total assets less current liabilities		29,545	31,910

	Note	2006 RMB million	2005 RMB million
Non-current liabilities and deferred items			
Bank and other loans	*30*	7,371	10,464
Obligations under finance leases	*31*	12,307	12,459
Provision for major overhauls	*36*	556	186
Provision for early retirement benefits	*37*	295	–
Deferred credits		792	496
		21,321	23,605
Net assets		8,224	8,305
Capital and reserves			
Share capital	*38*	4,374	4,374
Reserves	*39*	3,850	3,931
Total equity		8,224	8,305

Approved and authorised for issue by the board of directors on 16 April 2007.

Liu Shao Yong	**Si Xian Min**	**Xu Jie Bo**
Director	*Director*	*Director*

The notes on pages 26 to 77 form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2006

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company						
	Share capital *RMB million*	Share premium *RMB million*	Other reserves *RMB million* *(Note)*	Retained earnings/ (accumulated losses) *RMB million*	Total *RMB million*	Minority interests *RMB million*	Total equity *RMB million*
At 1 January 2005	4,374	5,325	672	1,477	11,848	2,055	13,903
(Loss)/profit for the year	–	–	–	(1,848)	(1,848)	2	(1,846)
Appropriations to reserves	–	–	19	(19)	–	–	–
Capital contributions from minority shareholders	–	–	–	–	–	17	17
Acquisition of equity interest held by minority shareholders	–	–	–	–	–	(118)	(118)
Distributions to minority shareholders	–	–	–	–	–	(20)	(20)
At 31 December 2005	4,374	5,325	691	(390)	10,000	1,936	11,936
At 1 January 2006	4,374	5,325	691	(390)	10,000	1,936	11,936
Profit for the year	–	–	–	188	188	16	204
Appropriations to reserves	–	–	41	(41)	–	–	–
Acquisition of equity interest held by minority shareholders	–	–	–	–	–	(12)	(12)
Distributions to minority shareholders	–	–	–	–	–	(7)	(7)
At 31 December 2006	4,374	5,325	732	(243)	10,188	1,933	12,121

Note: Other reserves represent statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve. Details are set out in Note 39.

The notes on pages 26 to 77 form part of these financial statements.

Consolidated Cash Flow Statement
For the year ended 31 December 2006
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	2006 *RMB million*	2005 *RMB million*
Profit/(loss) before taxation	357	(1,853)
Depreciation of property, plant and equipment	4,999	4,420
Other amortisation	33	40
Amortisation of deferred credits	(61)	(78)
Share of associates' results	(5)	285
Share of jointly controlled entities' results	(115)	(36)
(Gain)/loss on sale of property, plant and equipment, net	(335)	32
Interest income	(41)	(55)
Interest expense	2,070	1,616
Loss on derivatives financial instrument, net	19	–
Net realised and unrealised gain on equity securities held for trading	–	(6)
Dividend income from other investments in equity securities	(7)	–
Unrealised exchange gain, net	(1,492)	(1,164)
Decrease in inventories	95	46
Decrease/(increase) in trade receivables	36	(315)
Decrease/(increase) in other receivables	152	(236)
Increase in prepaid expenses and other current assets	(205)	(2)
Increase/(decrease) in net amounts due to related companies	113	(493)
(Decrease)/increase in trade and bills payables	(2,048)	2,239
Increase in sales in advance of carriage	23	539
Increase/(decrease) in accrued expenses	568	(399)
(Decrease)/increase in other liabilities	(247)	822
Increase in provision for major overhauls	504	17
Increase in provision for early retirement benefits	306	–
Cash inflows from operations	4,719	5,419
Interest received	41	55
Interest paid	(2,419)	(1,616)
Income tax paid	(46)	(23)
Net cash inflows from operating activities	2,295	3,835

	2006 *RMB million*	2005 *RMB million*
Investing activities		
Proceeds from sale of property, plant and equipment	492	238
Proceeds from sale of other investments	–	689
Net cash settlement of derivative financial instruments	7	–
Increase in deferred credits	–	57
Dividends received from associates	33	2
Dividends received from jointly controlled entities	50	39
Dividends received from other non-current investments	7	4
Decrease in other non-current assets	16	4
Payment for the acquisition of the airline operations and certain related assets of China Northern Airlines and Xinjiang Airlines	–	(1,959)
Payment of acquisition of equity interest held by minority shareholders	(12)	(118)
Payment of lease and equipment deposits	(5,464)	(6,649)
Refund of lease and equipment deposits	2,031	4,619
Capital expenditures	(2,644)	(4,935)
Payment for the investment in an associate	(31)	–
Through acquisition of CSAHC Hainan *(Note 43(b))*	33	–
Net cash used in investing activities	(5,482)	(8,009)
Net cash outflows before financing activities	(3,187)	(4,174)
Financing activities		
Proceeds from bank and other loans	24,983	18,238
Repayment of bank and other loans	(19,113)	(12,193)
Repayment of principal under finance lease obligations	(3,313)	(2,050)
Capital contribution received from minority shareholders	–	17
Dividends paid to minority shareholders	(7)	(20)
Net cash inflows from financing activities	2,550	3,992
Decrease in cash and cash equivalents	(637)	(182)
Cash and cash equivalents at 1 January	2,901	3,083
Cash and cash equivalents at 31 December	2,264	2,901

The notes on pages 26 to 77 form part of these financial statements.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

1 BASIS OF PRESENTATION

China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") are principally engaged in the provision of domestic, Hong Kong and Macau and international passenger, cargo and mail airline services.

The Company was established in the People's Republic of China (the "PRC" or "China") on 25 March 1995 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of the Company's holding company, China Southern Air Holding Company ("CSAHC"). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

The Company's H Shares and American Depositary Shares ("ADS") (each ADS representing 50 H Shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A Shares which are listed on the Shanghai Stock Exchange.

2 PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations promulgated by the International Accounting Standards Board (the "IASB"). These financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. The adoption of these new and revised IFRSs did not result in substantial changes in the Group's accounting policies applied in these financial statements for the two years presented.

The Group has not applied any new standards or interpretations that are not yet effective for the current accounting period (Note 50).

(b) Basis of preparation of the financial statements

At 31 December 2006, the Group's current liabilities exceeded its current assets by RMB32,180 million, which includes bank and other loans repayable within one year of RMB23,822 million. In preparing the financial statements, the directors have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short term obligations and capital expenditure requirements. Accordingly, the financial statements have been prepared on a basis that the Group will be able to continue as a going concern. Further details are set out in Note 44.

The consolidated financial statements for the year ended 31 December 2006 comprise the Company and its subsidiaries and the Group's interest in associates and jointly controlled entities.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- Certain property, plant and equipment (Note 2(h));
- Certain assets held under finance leases (Note 2(j)); and
- Derivative financial instruments (Note 2(g)).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 50.

(c) Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with Notes 2(o) or (p) depending on the nature of the liability.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (Note 2(l)).

(d) Associates and jointly controlled entities

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activities of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's or the jointly controlled entity's net assets. The

consolidated income statement includes the Group's share of the post-acquisition, post-tax results of the associates and jointly controlled entities for the year, including any impairment loss on goodwill relating to the investment in associates and jointly controlled entities recognised for the year (Notes 2(e) and (l)).

When the Group's share of losses exceeds its interest in the associate or the jointly controlled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or the jointly controlled entity. For this purpose, the Group's interest in the associate or the jointly controlled entity is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controlled entity.

Unrealised profits and losses arising from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (Note 2(l)).

(e) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(l)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(f) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries, associates and jointly controlled entities, are as follows:

Investments in equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs.

The Group's other investments in equity securities represent unlisted equity securities of companies established in the PRC. They do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Accordingly, they are recognised in the balance sheet at cost less impairment losses (Note 2(l)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(g) Derivative financial instruments

Derivative financial instruments are recognised at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(h) Property, plant and equipment

Items of property, plant and equipment are initially stated at cost, less accumulated depreciation and impairment losses (Note 2(l)). The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use and the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located.

Subsequent to the revaluation of the Group's property, plant and equipment as at 31 December 1996 (Note 18(d)), which was based on depreciated replacement costs, certain of the Group's property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation.

Revaluations are performed with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair value at the balance sheet date.

Changes arising on the revaluation of property, plant and equipment are generally dealt with in reserves. The only exceptions are as follows:

– When a deficit arises on revaluation, it will be charged to profit or loss to the extent that it exceeds the amount held in the reserve in respect of that same asset immediately prior to the revaluation; and

– When a surplus arises on revaluation, it will be credited to profit or loss to the extent that a deficit on revaluation in respect of that same asset had previously been charged to profit or loss.

The cost of self-constructed items of property, plant and equipment includes the cost of materials, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (see note 2(y)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal. Any related revaluation surplus is transferred from the revaluation reserve to retained profits.

Depreciation is calculated to write off the cost or valuation of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	15 to 40 years
Owned and leased aircraft	15 to 20 years
Other flight equipment	
Jet engines	15 to 20 years
Others, including rotable spares	8 to 15 years
Machinery and equipment	5 to 10 years
Vehicles	6 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost less impairment losses (Note 2(l)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

(j) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(h). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made.

The cost of acquiring land held under operating lease is amortised on a straight-line basis over the respective periods of lease terms which ranged from 30 to 70 years.

(iv) Sale and leaseback transactions

Gains or losses on sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases. Gains or losses on other aircraft sale and leaseback transactions which result in operating leases are recognised immediately if the transactions are established at fair value. Any difference between the sales price and the fair value is deferred and amortised over the period the assets are expected to be used.

(k) Deferred expenditure

Custom duties and other direct costs in relation to modifying, introducing and certifying certain operating leased aircraft are deferred and amortised over the terms of the related leases.

Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight line basis over a period of 10 years, which represents the benefit vesting period of the employees.

Deferred expenditure is stated at cost less impairment losses (Note 2(l)).

(l) Impairment of assets

(i) Impairment of investments in equity securities and other receivables

Investments in equity securities and other current and non-current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

– For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

– For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

– Property, plant and equipment carried at cost less accumulated depreciation;

– Construction in progress;

– Lease and equipment deposits;

– Lease prepayments;

– Deferred expenditure;

– Investments in subsidiaries, associates and jointly controlled entities; and

– Goodwill.

If any such indication exists, the asset's recoverable amount is estimated. For goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

– Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and the value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

– Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

– Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(m) Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to profit or loss when used in operations. Cost represents the average unit cost.

Inventories held for disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(n) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (Note 2(l)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (Note 2(l)).

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p) Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(r) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 2(r)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Provision and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(s) Defeasance of long-term liabilities

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

(t) Deferred credits

In connection with the acquisitions or operating leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under operating leases.

(u) Income tax

Income tax for the year comprises current and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

– in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

– in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  – the same taxable entity; or

  – different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(v) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognised when services are rendered. Revenue is stated net of sales tax.

(ii) Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivables.

(iii) Dividend income is recognised when the shareholder's right to receive payment is established.

(v) Government grants are recognised in the balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted in arriving at the carrying amount of the asset and consequently are recognised in profit or loss over the useful life of the asset.

(iv) Interest income is recognised as it accrues using the effective interest method.

(w) Traffic commissions

Traffic commissions are expensed in profit or loss when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

(x) Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to profit or loss as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognised in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to profit or loss.

In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls are accrued and charged to profit or loss over the estimated period between overhauls. After the aircraft has completed its last overhaul cycle prior to being returned, expected cost of overhaul to be incurred at the end of the lease is estimated and accrued over the remaining period of the lease. Differences between the estimated costs and the actual costs of overhauls are charged to profit or loss in the period when the overhaul is performed.

(y) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

(z) Short term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(aa) Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(bb) Frequent flyer award programmes

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost to provide free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

Revenue from mileage sales to third parties under the frequent flyer award programmes is recognised when the related transportation services are provided.

(cc) Translation of foreign currencies

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC") prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing on the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing on the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing on the dates the fair value was determined.

(dd) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(ee) Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

3 TURNOVER

Turnover comprises revenues from airline and airline-related business and is stated net of sales tax. An analysis of turnover is as follows:

	2006 *RMB million*	2005 *RMB million*
Traffic revenue		
Passenger	41,549	34,328
Cargo and mail	3,538	3,091
	45,087	37,419
Other operating revenue		
Commission income	238	237
General aviation income	91	77
Ground services income	184	195
Air catering income	50	25
Rental income	107	69
Aircraft lease income	–	1
Others	462	270
	1,132	874
	46,219	38,293

Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax to national and local tax authorities at the rate of approximately 3% of the traffic revenue in respect of domestic flights and outbound international, Hong Kong and Macau flights. Sales tax incurred by the Group during the year ended 31 December 2006, netted off against revenue, amounted to RMB1,300 million (2005: RMB1,111 million).

4 FLIGHT OPERATIONS EXPENSES

	2006 *RMB million*	2005 *RMB million*
Jet fuel costs	16,193	11,929
Operating lease charges		
– Aircraft and flight equipment	3,027	2,497
– Land and buildings	260	302
Air catering expenses	1,244	1,196
Aircraft insurance	274	283
Flight personnel payroll and welfare	1,714	1,619
Training expenses	419	373
CAAC Infrastructure Development Fund contributions	1,127	978
Others	409	217
	24,667	19,394

5 MAINTENANCE EXPENSES

	2006 *RMB million*	2005 *RMB million*
Repairing and maintenance charges	3,585	4,153
Maintenance materials	414	436
	3,999	4,589

6 AIRCRAFT AND TRAFFIC SERVICING EXPENSES

	2006 *RMB million*	2005 *RMB million*
Landing and navigation fees	5,220	4,891
Ground service charges	999	868
	6,219	5,759

7 PROMOTION AND SALES EXPENSES

	2006 *RMB million*	2005 *RMB million*
Sales commissions	1,489	1,503
Ticket office expenses	689	659
Computer reservation services	439	417
Advertising and promotion	43	32
Others	151	169
	2,811	2,780

8 GENERAL AND ADMINISTRATIVE EXPENSES

	2006 *RMB million*	2005 *RMB million*
General corporate expenses	3,098	2,408
Auditors' remuneration	13	12
Other taxes and levies	29	37
	3,140	2,457

9 DEPRECIATION AND AMORTISATION

	2006 *RMB million*	2005 *RMB million*
Depreciation		
– Owned assets	3,678	3,292
– Assets acquired under finance leases	1,321	1,128
Amortisation of deferred credits	(61)	(20)
Other amortisation	33	40
	4,971	4,440

10 STAFF COSTS

	2006 *RMB million*	2005 *RMB million*
Salaries, wages and welfare	3,854	3,515
Retirement scheme contributions	584	472
Early retirement benefits *(Note 37)*	392	–
	4,830	3,987

Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Notes 4 to 8 above.

11 INTEREST EXPENSE

	2006 *RMB million*	2005 *RMB million*
Interest on bank and other loans wholly repayable within five years	1,675	995
Interest on other loans	138	93
Finance charges on obligations under finance leases	716	626
Less: borrowing costs capitalised	(459)	(98)
	2,070	1,616

The borrowing costs have been capitalised at rates ranging from 5.29% to 5.61% per annum in 2006 (2005: 4.14% to 5.27% per annum).

12 GAIN/(LOSS) ON SALE OF PROPERTY, PLANT AND EQUIPMENT, NET

	2006 *RMB million*	2005 *RMB million*
Aircraft and spare engines	329	–
Other property, plant and equipment	6	(32)
	335	(32)

During the year, the Group recognised a gain on disposal of property, plant and equipment of RMB329 million on selling of three Boeing 757-200 aircraft to independent third parties, being the excess of the sale proceeds which approximated fair values of these assets on the respective date of disposal, over the carrying amounts of the assets and related disposal costs.

13 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(a) Directors' and supervisors' emoluments

Details of directors' and supervisors' emoluments for the year ended 31 December 2006 are set out below:

Name	Directors' fees *RMB'000*	Salaries, allowances and benefits in kind *RMB'000*	Discretionary bonuses *RMB'000*	Retirement scheme contributions *RMB'000*	Total *RMB'000*
Executive directors					
Liu Shao Yong *(Note (i))*	–	472	–	14	486
Li Wen Xin	–	87	–	3	90
Wang Quan Hua	–	374	–	14	388
Zhao Liu An *(Note (i))*	–	374	–	14	388
Si Xian Min	–	442	–	13	455
Tan Wan Geng	–	271	–	11	282
Xu Jie Bo	–	357	–	13	370
Chen Zhen You	–	253	–	13	266
Zhou Yong Qian	–	146	–	3	149
Supervisors					
Sun Xiao Yi	–	374	–	14	388
Yang Guang Hua	–	374	50	13	437
Yang Yi Hua	–	220	–	13	233
Independent non-executive directors					
Peter Lok	102	–	–	–	102
Wei Ming Hai	100	–	–	–	100
Wang Zhi	100	–	–	–	100
Sui Guang Jun	100	–	–	–	100
	402	3,744	50	138	4,334

Details of directors' and supervisors' emoluments for the year ended 31 December 2005 are set out below:

Name	Directors' fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Retirement scheme contributions	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Executive directors					
Liu Shao Yong *(Note (i))*	–	299	–	12	311
Liu Ming Qi	–	242	–	10	252
Peng An Fa	–	101	–	6	107
Wang Quan Hua	–	237	–	12	249
Zhao Liu An *(Note (i))*	–	237	–	12	249
Zhou Yong Qian	–	237	–	12	249
Si Xian Min	–	281	–	12	293
Zhou Yong Jin	–	127	–	2	129
Xu Jie Bo	–	226	–	12	238
Wu Rong Nan	–	368	162	7	537
Supervisors					
Sun Xiao Yi	–	237	–	12	249
Yang Guang Hua	–	225	–	12	237
Yang Yi Hua	–	48	70	11	129
Independent non-executive directors					
Simon To *(Note (ii))*	–	–	–	–	–
Peter Lok	58	–	–	–	58
Wei Ming Hai	58	–	–	–	58
Wang Zhi	58	–	–	–	58
Sui Guang Jun	58	–	–	–	58
	232	2,865	232	132	3,461

Notes:

(i) The above amounts included salaries paid to these directors as pilots of the Company.

(ii) Simon To received director's fee of RMB1 during the year ended 31 December 2005.

(b) Individuals with highest emoluments

Of the five individuals with the highest emoluments, one was director of the Company during 2005 whose emolument was disclosed in Note 13(a) above. In 2006, none of the five individuals with the highest emoluments is a director. The aggregate of the emoluments in respect of five (2005: four) individuals during the year are as follows:

	2006	**2005**
	RMB'000	*RMB'000*
Salaries, allowances and benefits in kind	2,680	1,931
Retirement scheme contributions	58	39
	2,738	1,970

The emoluments of the five (2005: four) individuals with the highest emoluments are within the following band:

	2006	**2005**
	Number of individuals	*Number of individuals*
Nil to HK$1,000,000 (RMB1,025,000 equivalent (2005: RMB1,052,000 equivalent))	5	4

14 INCOME TAX EXPENSE/(BENEFIT)

(a) Income tax expense/(benefit) in the consolidated income statement

	2006	**2005**
	RMB million	*RMB million*
PRC income tax		
Provision for the year	160	12
Over-provision in prior year	(16)	–
	144	12
Deferred tax *(Note 24)*	9	(19)
Income tax expense/(benefit)	153	(7)

The statutory income tax rate in the PRC is 33%. The Company is taxed at a preferential rate of 18% (2005: 15%), except for certain branches which are taxed at rates ranging from15% to 33% (2005: 15% to 33%). The subsidiaries of the Group are taxed at rates ranging from 15% to 33% (2005: 15% to 33%).

In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior years.

(b) Reconciliation between tax expense/(benefit) and accounting profit/(loss) at applicable tax rates

	2006 *RMB million*	2005 *RMB million*
Profit/(loss) before tax	357	(1,853)
Tax on profit/(loss) before tax, calculated at the rates applicable to profit/(loss) in the tax jurisdiction concerned	50	(271)
Adjustments for tax effect of:		
Non-deductible expenses	127	82
Non-taxable income	–	(8)
Change in tax rate of the Company and its certain branches from 15% to 18%	(21)	–
Share of results of associates and jointly controlled entities	(22)	37
Tax effect of unused tax losses not recognised	39	135
Over-provision in prior year	(16)	–
Others	(4)	18
Actual tax expense/(benefit)	153	(7)

15 PROFIT/(LOSS) ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The profit/(loss) attributable to equity shareholders of the Company for the year ended 31 December 2006 includes a loss of RMB3 million (2005: loss of RMB1,743 million) which has been dealt with in the financial statements of the Company.

16 DIVIDENDS

No interim dividend was paid during both the current and prior years.

The board of directors of the Company does not recommend the payment of a final dividend in respect of the year ended 31 December 2006. No final dividend was paid in respect of the year ended 31 December 2005.

17 EARNINGS/(LOSS) PER SHARE

The calculation of basic earnings/(loss) per share for the year ended 31 December 2006 is based on the profit attributable to equity shareholders of the Company of RMB188 million (2005: loss of RMB1,848 million) and the weighted average number of shares in issue during the year of 4,374 million (2005: 4,374 million).

The amounts of diluted earnings/(loss) per share are the same as basic earnings/(loss) per share as there were no dilutive potential ordinary shares in existence for both the current and prior years.

18 PROPERTY, PLANT AND EQUIPMENT, NET

(a) The Group

	Buildings	Aircraft: Owned	Aircraft: Acquired under finance leases	Other flight equipment, including rotables	Machinery, equipment and vehicles	Total
	RMB million	*RMB million*	*RMB million*	*RMB million*	*RMB million*	*RMB million*
Cost or valuation:						
At 1 January 2005	6,988	27,134	14,529	9,044	2,599	60,294
Exchange adjustments	(6)	–	–	–	(14)	(20)
Additions	64	1,827	8,146	1,336	307	11,680
Transfer from construction in progress	513	–	–	–	56	569
Transfer to inventories	–	–	–	(126)	–	(126)
Disposals	(256)	–	–	(207)	(81)	(544)
At 31 December 2005	7,303	28,961	22,675	10,047	2,867	71,853
Representing:						
Cost	6,948	22,732	18,335	7,873	2,383	58,271
Valuation – 1996 *(Note (d))*	355	6,229	4,340	2,174	484	13,582
	7,303	28,961	22,675	10,047	2,867	71,853
At 1 January 2006	7,303	28,961	22,675	10,047	2,867	71,853
Additions	–	1,520	4,521	769	339	7,149
Transfer from construction in progress	516	–	96	12	46	670
Through the acquisition of CSAHC Hainan *(Note 43(b))*	34	39	–	41	17	131
Reclassification on exercise of purchase option	–	3,273	(3,273)	–	–	–
Reclassification	(172)	–	–	–	172	–
Disposals	(780)	(580)	(204)	(575)	(133)	(2,272)
At 31 December 2006	6,901	33,213	23,815	10,294	3,308	77,531
Representing:						
Cost	6,546	27,420	19,475	8,120	2,824	64,385
Valuation – 1996 *(Note (d))*	355	5,793	4,340	2,174	484	13,146
	6,901	33,213	23,815	10,294	3,308	77,531

	Buildings RMB million	Aircraft: Owned RMB million	Aircraft: Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation:						
At 1 January 2005	757	4,331	2,894	4,137	1,334	13,453
Exchange adjustments	(1)	–	–	–	(11)	(12)
Charge for the year	227	1,546	1,108	1,121	418	4,420
Disposals	(74)	–	–	(145)	(55)	(274)
At 31 December 2005	909	5,877	4,002	5,113	1,686	17,587
At 1 January 2006	909	5,877	4,002	5,113	1,686	17,587
Charge for the year	248	1,984	1,321	995	451	4,999
Reclassification on exercise of purchase option	–	1,034	(1,034)	–	–	–
Reclassification	(41)	–	–	–	41	–
Disposals	(56)	(510)	(204)	(513)	(119)	(1,402)
At 31 December 2006	1,060	8,385	4,085	5,595	2,059	21,184
Net book value:						
At 31 December 2006	5,841	24,828	19,730	4,699	1,249	56,347
At 31 December 2005	6,394	23,084	18,673	4,934	1,181	54,266

(b) The Company

		Aircraft				
	Buildings RMB million	Owned RMB million	Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost or valuation:						
At 1 January 2005	4,026	22,133	14,529	7,467	1,876	50,031
Additions	29	128	8,146	1,181	65	9,549
Transfer from construction in progress	77	–	–	–	56	133
Transfer to inventories	–	–	–	(126)	–	(126)
Disposals	(78)	–	–	(202)	(29)	(309)
At 31 December 2005	4,054	22,261	22,675	8,320	1,968	59,278
Representing:						
Cost	3,860	17,648	18,335	6,495	1,704	48,042
Valuation – 1996 *(Note (d))*	194	4,613	4,340	1,825	264	11,236
	4,054	22,261	22,675	8,320	1,968	59,278
At 1 January 2006	4,054	22,261	22,675	8,320	1,968	59,278
Additions	–	218	4,521	751	236	5,726
Transfer from construction in progress	394	–	96	12	45	547
Through the acquisition of CSAHC Hainan *(Note 43(b))*	34	39	–	41	17	131
Transfer from Guangxi Airlines *(Note 51(d))*	147	–	–	177	63	387
Reclassification on exercise of purchase option	–	3,273	(3,273)	–	–	–
Reclassification	(172)	–	–	–	172	–
Disposals	(685)	(580)	(204)	(420)	(93)	(1,982)
At 31 December 2006	3,772	25,211	23,815	8,881	2,408	64,087
Representing:						
Cost	3,578	21,034	19,475	7,056	2,144	53,287
Valuation – 1996 *(Note (d))*	194	4,177	4,340	1,825	264	10,800
	3,772	25,211	23,815	8,881	2,408	64,087

		Aircraft				
	Buildings RMB million	Owned RMB million	Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation:						
At 1 January 2005	425	3,158	2,894	3,491	809	10,777
Charge for the year	138	1,255	1,108	786	336	3,623
Disposals	(61)	–	–	(100)	(15)	(176)
At 31 December 2005	502	4,413	4,002	4,177	1,130	14,224
At 1 January 2006	502	4,413	4,002	4,177	1,130	14,224
Charge for the year	145	1,618	1,321	732	340	4,156
Transfer from Guangxi Airlines *(Note 51(d))*	42	–	–	97	48	187
Reclassification on exercise of purchase option	–	1,034	(1,034)	–	–	–
Reclassification	(41)	–	–	–	41	–
Disposals	(39)	(510)	(204)	(300)	(77)	(1,130)
At 31 December 2006	609	6,555	4,085	4,706	1,482	17,437
Net book value:						
At 31 December 2006	3,163	18,656	19,730	4,175	926	46,650
At 31 December 2005	3,552	17,848	18,673	4,143	838	45,054

(c) Substantially all of the Group's buildings are located in the PRC. The Group was formally granted the rights to use the twenty one parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2068. For other land in the PRC on which the Group's buildings are erected, the Group was formally granted the rights to use such land for periods of one to three years pursuant to various lease agreements between the Company and CSAHC. In this connection, rental payments totalling RMB22 million were paid to CSAHC during 2006 (2005: RMB24 million) in respect of these leases.

(d) In compliance with the PRC rules and regulations governing initial public offering of shares by PRC joint stock limited companies, the property, plant and equipment of the Group as at 31 December 1996 were revalued. This revaluation was conducted by Guangzhou Assets Appraisal Corp. ("GAAC"), a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis, and approved by the China State-owned Assets Administration Bureau.

Subsequent to the 1996 revaluation, the property, plant and equipment of the Group are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of 30 September 2005, by Savills Valuation & Professional Services Limited, a firm of independent valuers, on a depreciated replacement cost basis, the carrying value of property, plant and equipment did not differ materially from their fair value.

At 31 December 2006, the carrying amount of such revalued property, plant and equipment approximated the historical carrying value of such assets had they been stated at cost less accumulated depreciation and impairment losses.

(e) As at 31 December 2006, certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB30,075 million and RMB25,761 million, respectively (2005: RMB30,408 million and RMB26,506 million, respectively) were mortgaged under certain loan and lease agreements (Notes 30 and 31).

(f) The Company leased out certain flight training facilities and buildings to a jointly controlled entity. The leases typically run for an initial period of one to three years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB35 million (2005: RMB31 million) was received by the Company during the year in respect of the leases (Note 40(c)(x)).

The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	2006 *RMB million*	2005 *RMB million*
Within 1 year	35	31

As at 31 December 2006, the cost and accumulated depreciation of the relevant properties leased out by the Company under the operating leases amounted to RMB221 million and RMB94 million respectively (2005: RMB237 million and RMB84 million respectively). Depreciation of the relevant properties recognised during the year totalled RMB21 million (2005: RMB15 million).

(g) The Company entered into two separate arrangements (the "Arrangements") with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. The lease payment obligations, with pre-determined net present value, are to be satisfied solely out of the sale proceeds and such amount has been placed irrevocably by the Company in form of deposits and debt securities in favour of the lessors. The Company has an option to purchase the aircraft at a pre-determined date and an agreed purchase price to be satisfied by the balances of the deposits and debt securities outstanding at that date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. Provided that the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incidental to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment. As at 31 December 2006, the net present value of the lease commitments and the corresponding defeased deposits and debt securities amounted to RMB2,272 million (2005: RMB2,376 million).

(h) As agreed with the companies having operations at Guangzhou Baiyun International Airport, the allocation of common facilities at the airport was revised. As a result, certain property, plant and equipment of the Group and the Company at Guangzhou Baiyun International Airport with a carrying amount of RMB539 million and RMB459 million respectively were transferred to them during the year.

(i) As at 31 December 2006 and up to the date of approval of these financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou Baiyun International Airport, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2006, carrying value of such properties of the Group and the Company amounted to RMB1,586 million and RMB852 million, respectively (2005: RMB2,316 million and RMB1,527 million, respectively). The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

(j) IAS 16 (amended 2004) Property, Plant and Equipment ("revised policy") has been adopted prospectively with effect from 1 January 2005. The effect of adoption of the revised policy was not material in 2005. For the year ended 31 December 2006, major overhaul costs of approximately RMB559 million were capitalised as component of property, plant and equipment. In addition, the Group derecognised certain components of property, plant and equipment with carrying amount of approximately RMB300 million which were replaced by the major overhauls incurred during the year. The additional depreciation charge during the year ended 31 December 2006 amounted to approximately RMB51 million.

19 CONSTRUCTION IN PROGRESS

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
At 1 January	674	565	569	232
Additions	947	678	782	470
Transferred to property, plant and equipment	(670)	(569)	(547)	(133)
At 31 December	951	674	804	569

The construction in progress as at 31 December 2006 mainly related to projects at the Guangzhou, Jilin and Fuzhou airports, Shenzhen cargo centre and Beijing Branch.

20 INTEREST IN SUBSIDIARIES

	The Company	
	2006	2005
	RMB million	*RMB million*
Unlisted shares/capital contributions, at cost	1,304	1,482
Less: impairment loss	(67)	–
	1,237	1,482
Amounts due from subsidiaries	538	609
	1,775	2,091

In 2006, the management assessed the recoverable amounts of the loss-making subsidiaries and determined that the carrying amounts of the investments in these subsidiaries exceeded their recoverable amounts by approximately RMB67 million. Accordingly, a provision for impairment loss on investments in subsidiaries amounted to RMB67 million was recorded on 31 December 2006.

Details of the Group's principal subsidiaries are set out in Note 51.

21 INTEREST IN ASSOCIATES

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
Share of net assets	149	142	–	–
Unlisted capital contributions, at cost	–	–	403	354
Less: impairment loss	–	–	(281)	(214)
	149	142	122	140

In the Company's balance sheet, a provision for impairment loss of RMB281 million was recorded on 31 December 2006 (2005: RMB214 million) in respect of investments in certain associates in which their carrying amounts were determined to be not fully recoverable.

Details of the Group's principal associates are set out in Note 52, all of which are unlisted corporate entities.

Summary of financial information on associates:

	100 Percent		Group's effective interest	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
Non-current assets	6,042	5,334	2,319	2,081
Current assets	2,281	2,275	502	455
Non-current liabilities	(3,525)	(3,897)	(1,372)	(1,520)
Current liabilities	(4,110)	(3,318)	(1,300)	(874)
Net assets	688	394	149	142
Revenue	4,485	3,314	1,727	1,318
Expenses	(4,487)	(3,837)	(1,722)	(1,603)
Profit/(loss) for the year	(2)	(523)	5	(285)

22 INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
Share of net assets	870	805	–	–
Unlisted capital contributions, at cost	–	–	663	666
Less: impairment loss	–	–	(9)	–
	870	805	654	666

In the Company's balance sheet, a provision for impairment loss of RMB9 million was recorded on 31 December 2006 (2005: Nil) in respect of investment in a jointly controlled entity in which its carrying amount was determined to be not fully recoverable.

Details of the Group's principal jointly controlled entities are set out in Note 52, all of which are unlisted corporate entities.

Summary of financial information on jointly controlled entities:

	Group's effective interest	
	2006	**2005**
	RMB million	*RMB million*
Non-current assets	925	920
Current assets	1,111	877
Non-current liabilities	(335)	(369)
Current liabilities	(831)	(623)
Net assets	870	805
Revenue	1,464	1,115
Expenses	(1,349)	(1,079)
Profit for the year	115	36

23 OTHER INVESTMENTS IN EQUITY SECURITIES

	The Group		The Company	
	2006	**2005**	**2006**	**2005**
	RMB million	*RMB million*	*RMB million*	*RMB million*
Unlisted equity securities, at cost	330	320	183	170

Dividend income from unlisted securities of the Group amounted to RMB7 million during the year ended 31 December 2006 (2005: RMB4 million).

24 DEFERRED TAX ASSETS/(LIABILITIES)

Movements of net deferred tax assets/(liabilities) are as follows:

	The Group		The Company	
	2006	**2005**	**2006**	**2005**
	RMB million	*RMB million*	*RMB million*	*RMB million*
At 1 January	(268)	(287)	74	51
(Charged)/credited to income statement *(Note 14(a))*	(9)	19	21	23
At 31 December	(277)	(268)	95	74

The deferred tax assets/(liabilities) at 31 December 2006 were made up of the following tax effects:

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
Deferred tax assets:				
Tax losses	–	159	–	159
Repair charges capitalised	203	275	203	220
Accrued expenses	465	175	463	175
Others	38	29	36	28
Total deferred tax assets	706	638	702	582
Deferred tax liabilities:				
Accrued expenses	(105)	(58)	(61)	–
Depreciation allowances in excess of the related depreciation	(878)	(832)	(546)	(508)
Others	–	(16)	–	–
Total deferred tax liabilities	(983)	(906)	(607)	(508)
	(277)	(268)	95	74
Net deferred tax asset recognised on the balance sheet	95	74	95	74
Net deferred tax liability recognised on the balance sheet	(372)	(342)	–	–
	(277)	(268)	95	74
Gross amount of unused tax losses				
Expected to be utilised	–	891	–	891
Not expected to be utilised	423	710	–	346
	423	1,601	–	1,237

Tax losses in the PRC are available for carry forward to set off future PRC assessable income for a maximum period of five years. Of the RMB423 million tax losses at 31 December 2006, approximately RMB297 million and RMB126 million will expire in 2010 and 2011 respectively. In accordance with accounting policy set out in Note 2(u), the Group had not recognised deferred tax asset in respect of these unused tax losses as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire.

25 OTHER ASSETS

Other assets of the Group and the Company include lump sum housing benefits of RMB145 million (2005: RMB171 million). Further details are set out in Note 41.

Movements of lump sum housing benefits are as follows:

	The Group and the Company	
	2006	2005
	RMB million	*RMB million*
At 1 January	171	197
Amortisation for the year	(26)	(26)
At 31 December	145	171

26 INVENTORIES

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
Expendable spare parts and maintenance materials	1,236	1,241	1,041	990
Other supplies	79	141	48	106
	1,315	1,382	1,089	1,096

The analysis of the amount of inventories recognised as an expense is as follows:

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
Consumption	694	720	611	596
Write-down of inventories	161	209	144	209
	855	929	755	805

Inventories had been written down as a result of fleet adjustment during the current and prior years.

27 TRADE RECEIVABLES

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of impairment losses for bad and doubtful debts, is set out below:

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
Within 1 month	1,355	1,366	1,112	1,076
More than 1 month but less than 3 months	131	137	81	73
More than 3 months but less than 12 months	24	14	7	7
More than 12 months	2	1	–	–
	1,512	1,518	1,200	1,156

As at 31 December 2006, the Group and the Company had an amount due from a fellow subsidiary of RMBNil (2005: RMB42 million) which were included in trade receivables.

All of the trade receivables are expected to be recovered within one year.

Included in trade receivables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2006	2005	2006	2005
	million	*million*	*million*	*million*
United States Dollars	USD19	USD15	USD16	USD14

28 OTHER RECEIVABLES

Other receivables of the Group and the Company at 31 December 2005 included an amount due from Zhongyuan Airlines Company Limited of RMB98 million, which had been fully settled by transfer of certain properties of Zhongyuan Airlines to the Company during the year.

29 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
Deposits with banks	26	23	–	–
Cash at bank and in hand	2,238	2,878	1,786	2,002
Cash and cash equivalents	2,264	2,901	1,786	2,002

Southern Airlines Group Finance Company Limited ("SA Finance") is a PRC authorised financial institution controlled by CSAHC and is an associate of the Group. In accordance with the financial agreement dated 22 May 1997 and subsequently revised on 31 December 2004 between the Company and SA Finance, all the Group's deposits accepted by SA Finance were simultaneously placed with several designated major PRC banks by SA Finance. As at 31 December 2006, the Group's and the Company's deposits with SA Finance amounted to RMB629 million and RMB597 million respectively (2005: RMB544 million and RMB480 million respectively) (Note 40(d)).

Included in cash and cash equivalents are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2006	2005	2006	2005
	million	*million*	*million*	*million*
United States Dollars	USD16	USD24	USD12	USD23
Japanese Yen	JPY1,006	JPY1,161	JPY990	JPY1,093

30 **BANK AND OTHER LOANS**

(a) At 31 December 2006, bank and other loans were repayable as follows:

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
Within 1 year or on demand	23,822	16,223	22,218	14,664
After 1 year but within 2 years	2,986	4,316	2,138	3,475
After 2 years but within 5 years	4,533	4,251	3,309	3,079
After 5 years	2,499	4,173	1,924	3,910
	10,018	12,740	7,371	10,464
	33,840	28,963	29,589	25,128

(b) At 31 December 2006, bank and other loans are analysed as follows:

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
Short-term bank loans	19,908	14,346	18,983	13,286
Long-term bank and other loans due within one year (classified as current liabilities)	3,914	1,877	3,235	1,378
	23,822	16,223	22,218	14,664
Long-term bank and other loans due after one year (classified as non-current liabilities)	10,018	12,740	7,371	10,464
	33,840	28,963	29,589	25,128
Representing:				
Bank loans	33,818	28,960	29,589	25,128
Other loans	22	3	–	–
	33,840	28,963	29,589	25,128

(c) As at 31 December 2006, the Group's and the Company's weighted average interest rates on short-term borrowings were 5.77 % and 5.78 % per annum, respectively (2005: both 4.83% per annum).

Subsequent to 31 December 2006, the Group renewed certain short-term bank loans of RMB488 million. The renewed bank loans are unsecured, bear interest at floating rates ranging from 3-month HIBOR/6-month LIBOR +0.50% to 0.60% per annum and are repayable within one year from their respective renewal dates.

(d) Details of bank and other loans with original maturity over one year are as follows:

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
Renminbi denominated loans				
Non-interest bearing loan from a municipal government authority	3	3	–	–
Floating interest rates ranging from 5.10% to 5.51% per annum as at 31 December 2006, with maturities through 2010	325	877	–	550
United States Dollars denominated loans				
Fixed interest rates ranging from 4.43% to 7.48% per annum as at 31 December 2006, with maturities through 2015	1,863	2,414	1,440	1,835
Floating interest rates ranging from 3-month LIBOR + 0.65% to 0.90% per annum as at 31 December 2006, with maturities through 2009	1,727	3,610	1,727	1,946
Floating interest rates ranging from 6-month LIBOR + 0.30% to 1.20% per annum as at 31 December 2006, with maturities through 2016	9,995	7,713	7,439	7,511
Hong Kong Dollars denominated loans				
Non-interest bearing loan from a minority shareholder repayable within five years *(Note 40(g))*	19	–	–	–
	13,932	14,617	10,606	11,842
Less: loans due within one year classified as current liabilities	(3,914)	(1,877)	(3,235)	(1,378)
	10,018	12,740	7,371	10,464

(e) As at 31 December 2006, bank and other loans of the Group and the Company totalling RMB8,726 million and RMB5,788 million, respectively (2005: RMB8,116 million and RMB5,954 million, respectively) were secured by mortgages over certain of the Group's and the Company's aircraft with carrying amount of RMB10,345 million and RMB6,031 million, respectively (2005: RMB11,735 million and RMB7,833 million, respectively).

(f) As at 31 December 2006, certain bank and other loans were guaranteed by the following parties:

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
Guarantors				
Industrial Commercial Bank of China	79	111	79	111
Export-Import Bank of the United States	828	1,171	404	593
Bank of China	74	155	74	155
CSAHC	1,484	1,908	1,270	1,474
Shenzhen Yingshun Investment Development Company Limited	22	22	–	–
SA Finance	5	7	–	–
Industrial Bank Co., Ltd	48	–	–	–
	2,540	3,374	1,827	2,333

(g) As at 31 December 2006, loans to the Group and the Company from SA Finance amounted to RMB300 million and RMBNil, respectively (2005: RMB300 million and RMBNil, respectively) (Note 40(d)).

(h) As at 31 December 2006, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB49,041 million (2005: RMB39,294 million), of which approximately RMB28,295 million (2005: RMB28,242 million) was utilised.

(i) Included in bank and other loans are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2006	2005	2006	2005
	million	*million*	*million*	*million*
United States Dollars	USD4,016	USD3,208	USD3,578	USD2,834
Hong Kong Dollars	HKD1,659	HKD1,821	HKD1,640	HKD1,640

31 OBLIGATIONS UNDER FINANCE LEASES

The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 15 years expiring during the years 2007 to 2016. As at 31 December 2006, future payments under these finance leases are as follows:

	The Group and the Company					
	2006			2005		
	Obligations	Payments	Interest	Obligations	Payments	Interest
	RMB million	*RMB million*	*RMB million*	*RMB million*	*RMB million*	*RMB million*
Within 1 year	3,091	3,769	678	3,373	4,030	657
After 1 year but within 2 years	2,800	3,330	530	2,930	3,423	493
After 2 years but within 5 years	7,625	9,154	1,529	4,797	5,750	953
After 5 years	1,882	2,150	268	4,732	5,412	679
	15,398	18,403	3,005	15,832	18,615	2,782
Less: balance due within one year classified as current liabilities	(3,091)			(3,373)		
	(12,307)			12,459		

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and certain banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowing arrangements and accordingly, the relevant leased assets and obligations are recorded in the Company's balance sheet as owned assets and bank loans, respectively, to reflect the substance of these transactions.

Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft and related equipment at either fair market value or a percentage of the respective lessor's defined cost.

Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors. As at 31 December 2006, certain of the Group's and the Company's aircraft with carrying amount of RMB19,730 million (2005: RMB18,673 million) were mortgaged to secure finance lease obligations totalling RMB15,398 million (2005: RMB15,832 million).

Included in obligations under finance leases are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group and the Company	
	2006	2005
	million	*million*
United States Dollars	USD1,674	USD1,556
Japanese Yen	JPY35,400	JPY47,795

32 TRADE AND BILLS PAYABLES

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
Trade payables	1,909	3,033	1,645	2,576
Bills payable	–	896	–	896
	1,909	3,929	1,645	3,472

The following is the ageing analysis of trade and bills payables:

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
Within 1 month or on demand	1,125	2,000	1,165	1,797
More than 1 month but less than 3 months	448	1,225	223	1,043
More than 3 months but less than 6 months	336	704	257	632
	1,909	3,929	1,645	3,472

As at 31 December 2006, the Group and the Company had an amount due to a fellow subsidiary of RMB11 million (2005: RMB859 million) which was included in trade and bills payables.

All of the trade and bills payables are expected to be settled within one year.

Included in trade and bills payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2006	2005	2006	2005
	million	*million*	*million*	*million*
United States Dollars	USD61	USD147	USD53	USD129

33 AMOUNTS DUE FROM/TO RELATED COMPANIES

(a) Amounts due from related companies

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
CSAHC and its affiliates	4	–	4	–
An associate	2	–	2	–
Jointly controlled entities	122	84	122	84
	128	84	128	84

The amounts due from related companies were unsecured, interest free and have no fixed terms of repayment.

(b) Amounts due to related companies

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
CSAHC and its affiliates	167	12	167	12
An associate	–	5	–	–
Jointly controlled entities	87	99	67	52
	254	116	234	64

The amounts due to related companies were unsecured, interest free and have no fixed terms of repayment.

34 ACCRUED EXPENSES

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
Jet fuel costs	1,020	686	757	493
Operating lease charges	–	86	–	86
Air catering expenses	153	132	153	131
Salaries and welfare	346	193	295	114
Lump sum housing benefits payable	–	92	–	92
Repairs and maintenance	1,281	996	1,266	960
Provision for major overhauls *(Note 36)*	255	151	96	123
Provision for early retirement benefits *(Note 37)*	86	–	81	–
Landing and navigation fees	1,168	1,129	865	890
Computer reservation services	66	190	–	105
Interest expense	448	338	407	312
Duties and levies	–	12	–	12
Property management fee	–	37	–	37
Others	119	208	103	162
	4,942	4,250	4,023	3,517

35 OTHER LIABILITIES

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
CAAC Infrastructure Development Fund	189	177	130	125
Airport construction surcharge	404	542	335	482
Airport tax	288	198	288	198
Construction cost payable	130	793	98	531
Advance payments on charter flights	100	104	90	92
Sales agent deposits	221	198	180	155
Other tax payable	494	441	274	228
Lump sum housing benefits payable	90	–	90	–
Others	1,341	1,343	965	1,082
	3,257	3,796	2,450	2,893

36 PROVISION FOR MAJOR OVERHAULS

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	The Group		The Company	
	2006	**2005**	**2006**	**2005**
	RMB million	*RMB million*	*RMB million*	*RMB million*
At 1 January	452	359	309	248
Provision for the year	683	129	370	86
Transfer from Guangxi Airlines *(Note 51(d))*	–	–	34	–
Provision utilised during the year	(75)	(36)	(61)	(25)
At 31 December	1,060	452	652	309
Less: current portion included in accrued expenses *(Note 34)*	(255)	(151)	(96)	(123)
	805	301	556	186

37 PROVISION FOR EARLY RETIREMENT BENEFITS

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	The Group		The Company	
	2006	**2005**	**2006**	**2005**
	RMB million	*RMB million*	*RMB million*	*RMB million*
At 1 January	–	–	–	–
Provision for the year *(Note 10)*	392	–	376	–
At 31 December	392	–	376	–
Less: current portion included in accrued expenses *(Note 34)*	(86)	–	(81)	–
	306	–	295	–

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognised as provision for early retirement benefits.

38 SHARE CAPITAL

	The Group and the Company 2006 RMB million	2005 RMB million
Registered, issued and paid up capital:		
2,200,000,000 domestic state-owned shares of RMB1.00 each	2,200	2,200
1,174,178,000 H shares of RMB1.00 each	1,174	1,174
1,000,000,000 A shares of RMB1.00 each	1,000	1,000
	4,374	4,374

All the domestic state-owned, H and A shares rank pari passu in all material respects.

39 RESERVES

	The Group 2006 RMB million	The Group 2005 RMB million	The Company 2006 RMB million	The Company 2005 RMB million
Share premium				
At 1 January and 31 December	5,325	5,325	5,325	5,325
Statutory surplus reserve *(Note a)*				
At 1 January	410	402	349	349
Transfer from retained earnings	12	8	–	–
Transfer from statutory public welfare fund	198	–	177	–
At 31 December	620	410	526	349
Statutory public welfare fund *(Note b)*				
At 1 January	198	193	177	177
Transfer from retained earnings	–	5	–	–
Transfer to statutory surplus reserve	(198)	–	(177)	–
At 31 December	–	198	–	177
Discretionary surplus reserve *(Note c)*				
At 1 January	83	77	77	77
Transfer from retained earnings	29	6	–	–
At 31 December	112	83	77	77
Retained earnings/(accumulated losses)				
At 1 January	(390)	1,477	(1,997)	(322)
Profit/(loss) for the year	188	(1,848)	(81)	(1,675)
Appropriations to reserves	(41)	(19)	–	–
At 31 December	(243)	(390)	(2,078)	(1,997)
Total	5,814	5,626	3,850	3,931

(a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders and when there are retained earnings at the financial year end.

Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries were required to transfer between 5% and 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to the statutory public welfare fund. This fund could only be utilised on capital items for the collective benefits of the Company's and the relevant subsidiaries' employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this reserve must be made before distribution of a dividend to shareholders and is subject to respective shareholders' approval.

According to the revised PRC Company Law effective 1 January 2006, appropriation to the statutory public welfare fund is no longer required and the balance of statutory public welfare fund at 31 December 2005 was transferred to statutory surplus reserve.

(c) The appropriation to this reserve is subject to shareholders' approval. The usage of this reserve is similar to that of statutory surplus reserve.

(d) Dividend distributions may be proposed at the discretion of the Company's board of directors, after consideration of the transfers referred to above and making up cumulative prior years' losses. Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting rules and regulations, and (ii) the net profit determined in accordance with IFRSs; or if the financial statements of the Company are not prepared in accordance with IFRSs, the accounting standards of one of the countries in which its shares are listed. As at 31 December 2006, the Company did not have any distributable reserves (2005: Nil).

40 MATERIAL RELATED PARTY TRANSACTIONS

(a) Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors and certain of the highest paid employees as disclosed in Note 13, is as follows:

	2006 *RMB'000*	**2005** *RMB'000*
Short-term employees benefits	6,638	5,926
Post-employment benefits	220	221
	6,858	6,147
Directors and supervisors *(Note 13)*	4,334	3,461
Senior management	2,524	2,686
	6,858	6,147

Total remuneration is included in "staff costs" (Note 10).

(b) Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. Details of the Group's employee benefits plan are disclosed in Note 41.

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), and the associates and jointly controlled entities of the Group

The Group obtained various operational services provided by the CSAHC Group and the associates and jointly controlled entities of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

	Note	2006 *RMB million*	2005 *RMB million*
Expenses paid to the CSAHC Group			
Handling charges	*(i)*	29	32
Air catering supplies	*(ii)*	194	173
Commission expense	*(iii)*	43	26
Sundry aviation supplies	*(iv)*	86	88
Lease charges for aircraft	*(v)*	3	10
Lease charges for land and buildings	*(vi)*	99	90
Property management fee	*(vii)*	26	28
Expenses paid to jointly controlled entities			
Ground service expenses	*(viii)*	43	32
Repairing charges	*(ix)*	1,183	1,118
Flight simulation service charges	*(x)*	133	126
Income received from a jointly controlled entity			
Rental income	*(x)*	35	31
Acquisition of CSAHC Hainan	*(xi)*	5	–
Disposal of properties to the CSAHC Group	*(xii)*	23	–

(i) The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company ("SAIETC"), a wholly-owned subsidiary of CSAHC.

(ii) The Group purchases certain inflight meals and related services from Shenzhen Air Catering Company Limited and Southern Airlines (Group) Catering Co., Ltd, which are an associate and a wholly owned subsidiary of CSAHC respectively.

(iii) Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on fixed rates ranging from 3% to 9% on the ticket value.

(iv) Certain sundry aviation supplies are purchased from Southern Airlines (Group) Economic Development Company ("SAGEDC"), a subsidiary of CSAHC.

(v) The Group leased an aircraft from CSAHC Hainan Co., Ltd. ("CSAHC Hainan"), a wholly-owned subsidiary of CSAHC. The lease was terminated on 30 April 2006.

(vi) The Group leases certain land and buildings in the PRC from CSAHC. Rental payments for land and buildings amounted to RMB99 million (2005: RMB90 million) were paid or payable to CSAHC in 2006.

(vii) Guangzhou China Southern Airlines Property Management Co., Ltd, a subsidiary of CSAHC, provides property management services to the Group.

(viii) Beijing Ground Service Co., Ltd., a jointly controlled entity of the Group, provides airport ground service to the Group.

(ix) Guangzhou Aircraft Maintenance Engineering Company Limited and MTU Maintenance Zhuhai Co., Ltd, jointly controlled entities of the Group, provide comprehensive maintenance services to the Group.

(x) Zhuhai Xiang Yi, a jointly controlled entity of the Group, provides flight simulation services to the Group. In addition, the Group entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi.

(xi) On 30 April 2006, the Company acquired certain assets of CSAHC Hainan at a total consideration of RMB294 million, which was partly satisfied by assumption of debts and liabilities of CSAHC Hainan totalling RMB289 million outstanding as at that date. The remaining balance of RMB5 million had been settled in cash during the year (Note 43(b)).

(xii) On 28 December 2006, the Company disposed of certain properties to CSAHC at a consideration of RMB23 million.

In addition to the above, certain subsidiaries of CSAHC also provided hotel and other services to the Group during the year. The total amount involved is not material to the results of the Group for the year.

Details of amounts due from/to the CSAHC Group, and the associates and jointly controlled entities of the Group:

	2006	**2005**
	RMB million	*RMB million*
Receivables:		
The CSAHC Group	4	42
An associate	2	–
Jointly controlled entities	122	84
Payables:		
The CSAHC Group	178	871
An associate	–	5
Jointly controlled entities	87	99

The amounts due from/to the CSAHC Group, the associate and jointly controlled entities of the Group are unsecured, interest free and have no fixed terms of repayment.

(d) Loans from and deposits placed with SA Finance

(i) Loans from SA Finance

At 31 December 2006, loans from SA Finance to the Group amounted to RMB300 million (2005: RMB300 million). The loans are unsecured and repayable within one year.

Interest expense paid on such loans amounted to RMB16 million (2005: RMB37 million) and the interest rates ranged from 5.02% to 5.26% per annum during the year ended 31 December 2006 (2005: 3.30% to 5.02% per annum).

The loans are guaranteed by CSAHC (included in the amount as disclosed in (e) below).

(ii) Deposits placed with SA Finance

At 31 December 2006, the Group's deposits with SA Finance amounted to RMB629 million (2005: RMB544 million). The applicable interest rates are determined in accordance with the rates published by the PBOC.

Interest income received on such deposits amounted to RMB5 million (2005: RMB3 million).

(e) Guarantees from CSAHC and SA Finance

Certain bank loans of the Group were guaranteed by the following related parties:

	2006	2005
	RMB million	*RMB million*
CSAHC	1,484	1,908
SA Finance	5	7

(f) Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions with the CSAHC Group, and the associates and jointly controlled entities of the Group as disclosed in Notes 40(c), (d) and (e) above, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

- Transportation services
- Leasing arrangements
- Purchase of equipment
- Purchase of ancillary materials and spare parts
- Ancillary and social services; and
- Financial services arrangement.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Group's pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

(i) The Group's transactions with other state-controlled entities, including state-controlled banks in the PRC

	2006	2005
	RMB million	*RMB million*
Jet fuel cost	13,054	9,592
Interest income	33	48
Interest expense	1,405	694

(ii) The Group's balances with other state-controlled entities, including state-controlled banks in the PRC

	2006 *RMB million*	2005 *RMB million*
Cash and deposits at bank	1,434	2,001
Short-term bank loans and current portion of long-term bank loans	21,209	14,319
Long-term bank loans, less current portion	8,223	10,175

(iii) Guarantees from other state-controlled entities, including state-controlled banks in the PRC

	2006 *RMB million*	2005 *RMB million*
Guarantees on certain bank loans of the Group	201	266

(g) Loan from a minority shareholder

During the year, the Group obtained a loan from a minority shareholder amounted to RMB19 million. The loan is unsecured, interest free and repayable within five years.

41 RETIREMENT AND HOUSING BENEFITS

Employees of the Group participate in several defined contribution retirement schemes organised separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 10% to 23% (2005: 9% to 20%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

In addition, the Group has established a supplementary defined contribution retirement scheme for the benefit of employees in accordance with relevant regulations in the PRC. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make contributions not exceeding one-twelfth of the prior year's total salaries.

The Group has no obligation for the payment of pension benefits beyond the contributions described above.

Pursuant to an additional staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of houses. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee's house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against income statement. As at 31 December 2006, the Group and the Company had made payments totalling RMB170 million (2005: RMB168 million) under the scheme and recorded its remaining contractual liabilities totalling RMB90 million (2005: RMB92 million) on the balance sheets. Housing allowances are payable when applications are received from eligible employees.

42 SEGMENTAL INFORMATION

The Group operates principally as a single business segment for the provision of air transportation services. The analysis of turnover and operating profit/(loss) by geographical segment is based on the following criteria:

(i) Traffic revenue from domestic services within the PRC (excluding Hong Kong and Macau) is attributed to the domestic operation. Traffic revenue from inbound/outbound services between the PRC and Hong Kong/Macau, and the PRC and overseas destinations is attributed to the Hong Kong and Macau operation and international operation respectively.

(ii) Other revenue from ticket selling, general aviation services, ground services, air catering and other miscellaneous services is attributed on the basis of where the services are performed.

	Domestic	Hong Kong and Macau	*International	Total
	RMB million	*RMB million*	*RMB million*	*RMB million*
2006				
Traffic revenue	35,707	1,329	8,051	45,087
Other operating revenue	1,132	–	–	1,132
Turnover	36,839	1,329	8,051	46,219
Operating profit/(loss)	925	4	(617)	312
2005				
Traffic revenue	29,533	1,298	6,588	37,419
Other operating revenue	874	–	–	874
Turnover	30,407	1,298	6,588	38,293
Operating loss	(282)	(97)	(926)	(1,305)

* Asian market accounted for approximately 64% (2005: 74%) of the Group's total international traffic revenue for the year ended 31 December 2006. The remaining portion was mainly derived from the Group's flights to/from European, North American and Australian regions.

The major revenue-earning assets of the Group are its aircraft fleet, all are registered in the PRC. Since the Group's aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Most of the Group's non-aircraft assets are located in the PRC.

43 MATERIAL NON-CASH TRANSACTIONS

(a) Acquisitions of aircraft

During the year ended 31 December 2006, aircraft acquired under finance leases amounted to RMB3,759 million (2005: RMB6,938 million).

(b) Effect of the acquisition of CSAHC Hainan

The Company acquired certain assets of CSAHC Hainan on 30 April 2006. Details are as follows:

	RMB million
Assets acquired:	
Property, plant and equipment, net	131
Lease prepayment	35
Inventories	28
Trade receivables	30
Cash and cash equivalents	38
Other receivables	32
	294
Liabilities assumed:	
Trade payables	28
Accrued expenses	14
Other liabilities	247
	289
Net identifiable assets and liabilities	5
Satisfied by:	
Cash	5
Analysis of the net inflow of cash and cash equivalents in respect of the acquisition:	
Cash consideration	(5)
Cash and cash equivalents acquired	38
Net inflow of cash and cash equivalents in respect of the acquisition	33

44 FINANCIAL INSTRUMENTS

Exposure to liquidity, interest rate, currency, jet fuel price risk credit risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

(a) Liquidity risk

As at 31 December 2006, the Group's current liabilities exceeded its current assets by RMB32,180 million. For the year ended 31 December 2006, the Group recorded a net cash inflow from operating activities of RMB2,295 million, a net cash outflow from investing activities of RMB5,482 million and a net cash inflow from financing activities of RMB2,550 million, and resulted in a net decrease in cash and cash equivalents of RMB637 million.

In 2007 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. The Group has obtained firm commitments from its principal bankers to renew its short-term bank loans outstanding at 31 December 2006 when they fall due during 2007. Subsequent to 31 December 2006, the Group renewed short-term loans outstanding of RMB488 million (Note 30). The directors of the Company believe that sufficient financing will be available to the Group.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2007. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

(b) Interest rate risk

The interest rates and maturity information of the Group's bank and other loans, and maturity information of the Group's finance lease obligations are disclosed in Notes 30 and 31 respectively.

(c) Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency as substantially all of the Group's lease obligations and bank loans are denominated in foreign currencies, principally US dollars, and to a lesser extent, Japanese Yen and Hong Kong dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and US dollar exchange rate has gradually declined against the Renminbi.

(d) Jet fuel price risk

The Group allows for the judicious use of approved derivative instruments such as swaps and options with approved counter-parties and within approved limits to manage the risk of surge of jet fuel price. In addition, counter-party credit risk is generally restricted to any gains on changes in fair value at any time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by counter-party is considered to be unlikely.

The fair values of derivative financial instruments of the Group and the Company at the balance sheet date are as follows:

	2006		2005	
	Assets	**Liabilities**	**Assets**	**Liabilities**
	RMB million	*RMB million*	*RMB million*	*RMB million*
Fuel option contracts	–	26	–	–

At 31 December 2006, the Group had outstanding fuel option contracts to buy approximately 6,150,000 barrels of crude oil at prices which ranging from US$55 to US$79 per barrel. On the other hand, the Group sold fuel put option contracts to approved counter-party and had outstanding option contracts at 31 December 2006 of approximately 12,300,000 barrels of crude oil at price which ranging from US$43 to US$60. All contracts will expire between 2007 and 2008.

(e) Credit risk

Substantially all of the Group's cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association which has insignificant credit risk to the Group. As at 31 December 2006, the balance due from BSP agents amounted to RMB863 million (2005: RMB782 million). The credit risk exposure to BSP and the remaining trade receivables balance has been monitored by the Group on an ongoing basis and the impairment losses for bad and doubtful debts have been within management's expectations.

(f) Fair value

(i) All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2006 and 2005 except the following:

	2006		**2005**	
	Carrying amount	**Fair value**	**Carrying amount**	**Fair value**
	RMB million	*RMB million*	*RMB million*	*RMB million*
The Group:				
Bank and other loans	33,840	33,838	28,963	28,989
The Company:				
Bank and other loans	29,589	29,574	25,128	25,132

The following methods and assumptions were used to estimate the fair value for each class of financial instruments:

– Cash and cash equivalents, trade receivables, other receivables and other current assets, obligations under finance leases, trade and bills payables, taxes payable and other liabilities

  The carrying values approximate their fair values because of the short maturities of these instruments.

– Financial liabilities

  The fair values of fuel option contracts are determined based on dealer price quotations and options pricing model without any deduction for transaction costs.

– Bank and other loans

  The fair value has been estimated by applying a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

– Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(ii) The economic characteristics of the Group's finance leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases.

(iii) Other non-current investments represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

(iv) Amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of these balances.

45 COMMITMENTS

(a) Capital commitments

As at 31 December 2006, the Group and the Company had capital commitments as follows:

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
Commitments in respect of aircraft and flight equipment – authorised and contracted for	66,881	45,628	59,967	33,955
Other commitments				
– authorised and contracted for	420	90	420	90
– authorised but not contracted for	1,404	2,085	1,352	2,002
	1,824	2,175	1,772	2,092
	68,705	47,803	61,739	36,047

As at 31 December 2006, the Group had on order 130 aircraft and certain flight equipment, scheduled for deliveries in 2007 to 2011. Deposits of RMB8,692 million have been made towards the purchase of these aircraft and related equipment. As at 31 December 2006, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and flight equipment are as follows:

	The Group		The Company	
	2006	2005	2006	2005
	RMB million	*RMB million*	*RMB million*	*RMB million*
2006	–	7,341	–	5,914
2007	12,299	8,945	10,886	7,240
2008	22,572	14,354	21,276	13,046
2009	17,483	5,300	15,280	3,511
2010	14,232	9,688	12,399	4,244
2011	295	–	126	–
	66,881	45,628	59,967	33,955

As at 31 December 2006, the Group's and the Company's attributable share of the capital commitments of jointly controlled entities was as follows:

	2006 *RMB million*	2005 *RMB million*
Authorised but not contracted for	1	74

(b) Operating lease commitments

As at 31 December 2006, the total future minimum lease payments under non-cancellable aircraft and flight equipment operating leases were payable as follows:

	The Group		The Company	
	2006 *RMB million*	2005 *RMB million*	2006 *RMB million*	2005 *RMB million*
Payments due				
Within 1 year	3,077	3,340	2,756	3,113
After 1 year but within 5 years	10,846	10,798	10,143	10,309
After 5 years	8,046	10,456	7,812	10,444
	21,969	24,594	20,711	23,866

(c) Investing commitments

As at 31 December 2006, the Group and the Company committed to make capital contributions in respect of:

	2006 *RMB million*	2005 *RMB million*
A jointly controlled entity	83	83

46 CONTINGENT LIABILITIES

The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC's rights thereto.

The Group cannot predict the magnitude of the effect on its financial condition or results of operations to the extent that their uses of one or more of the above parcels of land or the related facilities were successfully challenged. Pursuant to an indemnification agreement dated 22 May 1997 entered into between CSAHC and the Company, CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group's use of any of its land and buildings.

47 NON-ADJUSTING POST BALANCE SHEET EVENTS

(a) On 16 March 2007, the Fifth Plenary Session of the Tenth National People's Congress passed the Corporate Income Tax Law of the People's Republic of China ("new tax law") which will take effect on 1 January 2008. The Company and certain subsidiaries of the Group are entitled to preferential income tax rates in the range of 15% to 27%. From 1 January 2008, the income tax rate of companies who are currently enjoying preferential income tax rates lower than 25% is expected to increase to the standard rate of 25% over a five-year transition period. However, the new tax law has not set out the details as to how the existing preferential tax rate will gradually increase to the standard rate of 25%. Consequently, the Company is not able to make an estimate of the expected financial effect of the new tax law on its deferred tax assets and liabilities. The expected financial effect of the new tax law, if any, will be reflected in the Company's 2007 financial statements. The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

(b) As disclosed in the announcement dated 13 April 2007, the Company issued a notice to holders of the listed and circulating A Shares ("Circulating A Shares") to convene a relevant shareholders' meeting on 17 May 2007 ("Relevant Shareholders' Meeting") for the purpose of seeking shareholders' approval of the proposal for converting all the Company's unlisted and non-circulating shares ("Non-circulating Shares") to Circulating A Shares ("Share Reform Proposal"). CSAHC is the only holder of the Non-circulating Shares.

The consideration payable as proposed by CSAHC to the holders of Circulating A Shares in connection with the Share Reform Proposal is a total of 500,000,000 put warrants of the Company's shares ("Put Warrants"). The holders of the Circulating A Shares registered on the shareholders' register on 8 May 2007 will be granted 5 Put Warrants for every 10 A Shares held by such shareholders, equivalent to 0.9327 shares for every 10 A Shares. The exercise ratio is one warrant to one share and the initial exercise price of the Put Warrant is RMB7. The rights of the Put Warrants (European style) are exercisable by the holders during the last five trading days of the warrant period which is twelve months. CSAHC will announce the exercise method of rights under the Put Warrants within six months after the listing of the Put Warrants.

CSAHC undertakes that it will not trade or transfer any of the Company's shares it holds for a twelve-month period commencing from the effective date of the Share Reform Proposal ("Lock-up Period"). After expiration of the Lock-up Period, CSAHC may sell the Non-circulating Shares through trading on the Shanghai Stock Exchange, and the number of shares it will sell within the 12-month period and 24-month period will not exceed 5% and 10%, respectively, of the total number of shares held by CSAHC. The shares subject to restriction as mentioned above do not include those shares purchased by CSAHC upon the exercise of rights under the Put Warrants after the implementation of the share reform plan.

In accordance with the provisions of "Provisional Measures of the Shanghai Stock Exchange for Warrants" and the relevant requirements of the Shanghai Stock Exchange, CSAHC will place deposits to China Securities Depository and Clearing Corporation Limited Shanghai Branch as a performance bond for the Put Warrants.

Up to the date of approval of these financial statements, the Share Reform Proposal was being communicated to the holders of the Circulating A Shares. The share reform plan will be proposed for resolution in the Relevant Shareholders' Meeting.

48 IMMEDIATE AND ULTIMATE CONTROLLING PARTY

As at 31 December 2006, the directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

49 ACCOUNTING ESTIMATES AND JUDGEMENTS

The Groups' financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

Impairment of long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, this asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36 "Impairment of Assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on a reasonable and supportable assumptions and projections of traffic revenue and amount of operating costs.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment of trade receivables

The Group maintains an impairment loss for bad and doubtful debts for estimated losses resulting from the inability of the debtors to make required payments. The Group bases the estimates of future cash flows on the ageing of the trade receivables balance, debtors' credit-worthiness, and historical write-off experience. If the financial condition of the debtors were to deteriorate, actual write-offs would be higher than estimated.

50 POSSBILE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2006

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2006 and which have not been adopted in these financial statements:

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the financial statements:

	Effective for accounting periods beginning on or after
IFRS 7, Financial instruments: disclosure	1 January 2007
Amendments to IAS 1, Presentation of financial statements – capital disclosures	1 January 2007

51 SUBSIDIARIES

The particulars of the Group's principal subsidiaries as of 31 December 2006 are as follows:

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activities
Guangxi Airlines Company Limited ("Guangxi Airlines") (a),(d)	PRC	RMB170,900,000	100%	Airline
Southern Airlines (Group) Shantou Airlines Company Limited (a)	PRC	RMB280,000,000	60%	Airline
Zhuhai Airlines Company Limited (a)	PRC	RMB250,000,000	60%	Airline
Xiamen Airlines Company Limited (a)	PRC	RMB700,000,000	60%	Airline
Guizhou Airlines Company Limited (a)	PRC	RMB80,000,000	60%	Airline
Guangzhou Air Cargo Company Limited (a)	PRC	RMB238,000,000	70%	Cargo services
Guangzhou Baiyun International Logistic Company Limited (a)	PRC	RMB50,000,000	61%	Logistics operations
Guangzhou Nanland Air Catering Company Limited (b)	PRC	RMB120,000,000	75%	Air catering
China Southern West Australian Flying College Pty Limited	Australia	AUD100,000	65%	Pilot training services
Xinjiang Civil Aviation Property Management Limited (a)	PRC	RMB251,332,832	51.8%	Property management

(a) These subsidiaries are PRC limited liability companies.

(b) This subsidiary is Sino-foreign equity joint venture company established in the PRC.

(c) Certain of the Group's subsidiaries are PRC joint ventures which have limited lives pursuant to the PRC law.

(d) To rationalise the Group's airline operations, the assets and liabilities of Guangxi Airlines were transferred to the Company on 31 December 2006.

52 ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The particulars of the Group's principal associates and jointly controlled entities as of 31 December 2006 are as follows:

Name of company	Place of establishment/ operation	Proportion of ownership interest held by Group's effective interest	The Company	subsidiaries	Principal activities
Guangzhou Aircraft Maintenance Engineering Company Limited (a)	PRC	50%	50%	–	Provision of aircraft repair and maintenance services
China Southern Airlines Group Finance Company Limited	PRC	34%	21.1%	12.9%	Provision of financial services
Sichuan Airlines Corporation Limited	PRC	39%	39%	–	Airline
MTU Maintenance Zhuhai Co. Ltd (a)	PRC	50%	50%	–	Provision of engine repair and maintenance services
China Postal Cargo Airlines Limited (a)	PRC	49%	49%	–	Airline
Zhuhai Xiang Yi Aviation Technology Company Limited (a)	PRC	51%	51%	–	Provision of flight simulation services
Beijing Southern Airlines Ground Services Company Limited (a)	PRC	50%	50%	–	Provision of airport ground services

(a) These are jointly controlled entities.

(b) Certain of the Group's jointly controlled entities are PRC joint ventures which have limited lives pursuant to the PRC law.

III UNAUDITED INTERIM FINANCIAL REPORT OF THE COMPANY FOR THE SIX MONTHS ENDED 30 JUNE 2007

Consolidated Income Statement
For the six months ended 30 June 2007 – unaudited
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	Six months ended 30 June 2007 *RMB million*	2006 *RMB million*
Operating revenue			
Traffic revenue		24,086	20,223
Other operating revenue		470	381
Total operating revenue	*3*	24,556	20,604
Operating expenses			
Flight operations		13,226	11,053
Maintenance		2,361	1,702
Aircraft and traffic servicing		3,974	3,426
Promotion and sales		1,565	1,460
General and administrative		839	697
Depreciation and amortisation		2,546	2,453
Others		63	56
Total operating expenses		24,574	20,847
Operating loss		(18)	(243)
Non-operating income/(expenses)			
Interest income		16	18
Interest expense	*6*	(1,132)	(1,004)
Share of associates' results		32	4
Share of jointly controlled entities' results		51	78
Gain on derivative financial instruments, net		69	–
Gain on sale of property, plant and equipment, net		80	–
Exchange gain, net		1,266	279
Others, net		84	95
Total net non-operating income/(expense)		466	(530)
Profit/(loss) before taxation		448	(773)
Income tax expense	*5*	(222)	(11)
Profit/(loss) for the period	*6*	226	(784)
Attributable to:			
Equity shareholders of the Company		168	(825)
Minority interests		58	41
Profit/(loss) for the period		226	(784)
Earning/(loss) per share	*8*		
Basic		RMB0.04	RMB(0.19)
Diluted		RMB0.04	RMB(0.19)

The notes on pages 83 to 91 form part of this interim financial report.

Consolidated Balance Sheet
At 30 June 2007 – unaudited
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	At 30 June 2007 *RMB million*	At 31 December 2006 *RMB million*
Non-current assets			
Property, plant and equipment, net	*9*	58,073	56,335
Construction in progress		1,230	911
Lease prepayments		506	493
Interest in associates		177	149
Interest in jointly controlled entities		921	870
Other investments in equity securities		330	330
Lease and equipment deposits		9,254	9,458
Deferred tax assets		195	95
Other assets		240	260
		70,926	68,901
Current assets			
Inventories		1,347	1,315
Financial assets		21	–
Trade receivables	*10*	1,776	1,512
Other receivables		939	879
Prepaid expenses and other current assets		623	585
Amounts due from related companies		150	128
Cash and cash equivalents		3,551	2,264
		8,407	6,683
Current liabilities			
Financial liabilities		13	26
Bank and other loans	*11*	24,369	23,822
Obligations under finance leases		2,974	3,091
Trade and bills payables	*12*	1,426	1,909
Sales in advance of carriage		1,542	1,436
Taxes payable		256	126
Amounts due to related companies		138	254
Accrued expenses		6,830	5,463
Other liabilities		2,776	2,736
		40,324	38,863
Net current liabilities		(31,917)	(32,180)
Total assets less current liabilities		39,009	36,721

	Note	At 30 June 2007 RMB million	At 31 December 2006 RMB million
Non-current liabilities and deferred items			
Bank and other loans	*11*	10,590	10,018
Obligations under finance leases		13,709	12,307
Provision for major overhauls		832	805
Provision for early retirement benefits		279	306
Deferred credits		750	792
Deferred tax liabilities		502	372
		26,662	24,600
Net assets		12,347	12,121
Capital and reserves			
Share capital		4,374	4,374
Reserves	*13*	5,982	5,814
Total equity attributable to equity shareholders of the Company		10,356	10,188
Minority interests		1,991	1,933
Total equity		12,347	12,121

Approved and authorised for issue by the Board of Directors on 20 August 2007.

Liu Shao Yong	**Si Xian Min**	**Xu Jie Bo**
Director	*Director*	*Director*

The notes on pages 83 to 91 form part of this interim financial report.

Consolidated Statement of Changes in Equity

For the six months ended 30 June 2007 – unaudited

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company						
	Share capital *RMB million*	Share premium *RMB million*	Other reserves *RMB million* *(Note)*	Accumulated losses *RMB million*	Total *RMB million*	Minority interests *RMB million*	Total equity *RMB million*
At 1 January 2006	4,374	5,325	691	(390)	10,000	1,936	11,936
(Loss)/profit for the period	–	–	–	(825)	(825)	41	(784)
Acquisition of equity interest held by minority shareholders	–	–	–	–	–	(6)	(6)
Distributions to minority shareholders	–	–	–	–	–	(2)	(2)
At 30 June 2006	4,374	5,325	691	(1,215)	9,175	1,969	11,144
At 1 January 2007	4,374	5,325	732	(243)	10,188	1,933	12,121
Profit for the period	–	–	–	168	168	58	226
At 30 June 2007	4,374	5,325	732	(75)	10,356	1,991	12,347

Note: Other reserves represent statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve.

The notes on pages 83 to 91 form part of this interim financial report.

Condensed Consolidated Cash Flow Statement
For the six months ended 30 June 2007 – unaudited
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Six months ended 30 June	
	2007	**2006**
	RMB million	*RMB million*
Net cash inflows from operating activities	1,601	669
Net cash used in investing activities	(687)	(2,625)
Net cash inflows/(outflows) before financing activities	914	(1,956)
Net cash inflows from financing activities	373	3,460
Increase in cash and cash equivalents	1,287	1,504
Cash and cash equivalents at 1 January	2,264	2,901
Cash and cash equivalents at 30 June	3,551	4,405

Cash and cash equivalents at 1 January and 30 June of both 2007 and 2006 represent cash at bank and in hand.

The notes on pages 83 to 91 form part of this interim financial report.

Notes to the Interim Financial Report

For the six months ended 30 June 2006 – unaudited

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

1 BASIS OF PREPARATION

This interim financial report of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 "Interim financial reporting" ("IAS 34") adopted by the International Accounting Standards Board ("IASB"). It was authorised for issuance on 20 August 2007.

At 30 June 2007, the Group's current liabilities exceeded its current assets by RMB31,917 million, which include current instalments of bank and other loans and obligations under finance leases of RMB27,343 million. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. In preparing the interim financial report, the directors of the Company have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short term obligations and capital expenditure requirements. Accordingly, the interim financial report has been prepared on a basis that the Group will be able to continue as a going concern.

The interim financial report has been prepared in accordance with substantially the same accounting policies adopted in the 2006 annual financial statements. Please refer to Note 2 for the discussion of new and revised International Financial Reporting Standards ("IFRSs") adopted by the Group in 2007.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing this interim financial report, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the 2006 annual financial statements.

The interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2006 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRSs. IFRSs include International Accounting Standards ("IAS") and related interpretations.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. KPMG's independent review report to the Board of Directors is included on page 28.

The financial information relating to the financial year ended 31 December 2006 that is included in the interim financial report as being previously reported information does not constitute the Group's annual financial statements prepared under IFRSs for that financial year but is derived from those financial statements. The Group's annual financial statements for the year ended 31 December 2006 are available at the Company's registered office. The independent auditor has expressed an unqualified opinion on those financial statements in the audit report dated 16 April 2007.

2 NEW AND REVISED IFRSs

The IASB has issued a number of new and revised IFRSs that are effective or available for early adoption for the current accounting period of the Group. The Board of Directors has determined the accounting policies to be adopted in the preparation of the Group's annual financial statements prepared under IFRSs for the year ending 31 December 2007, on the basis of IFRSs currently in issue.

The IFRSs that will be effective or are available for voluntary early adoption in the annual financial statements prepared under IFRSs for the year ending 31 December 2007 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of this interim financial report. Therefore the policies that will be applied in the Group's financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

The adoption of these new and revised IFRSs did not result in significant changes to the Group's accounting policies applied in this interim financial report for the periods presented.

3 REVENUE AND SEGMENT REPORTING

The Group operates principally as a single business segment for the provision of air transportation services.

Turnover comprises revenues from airline and airline-related business and is stated net of sales tax.

Geographic information about the Group's turnover and operating profit/(loss) are analysed as follows:

	For the six months ended 30 June			
	Domestic	**Hong Kong and Macau**	**International**	**Total**
	RMB million	*RMB million*	*RMB million*	*RMB million*
2007				
Traffic revenue	19,165	571	4,350	24,086
Other operating revenue	470	–	–	470
Turnover	19,635	571	4,350	24,556
Operating profit/(loss)	512	(19)	(511)	(18)
2006				
Traffic revenue	16,017	674	3,532	20,223
Other operating revenue	381	–	–	381
Turnover	16,398	674	3,532	20,604
Operating profit/(loss)	266	(63)	(446)	(243)

4 SEASONALITY OF OPERATIONS

Owing to the summer holiday period in July and August, the Group on average experiences higher traffic demands in the second half of the year. As a result, the first half year typically reports lower revenues and results than the second half.

5 INCOME TAX EXPENSE

	Six months ended 30 June	
	2007	**2006**
	RMB million	*RMB million*
PRC income tax	192	5
Deferred tax	30	6
Income tax expense	222	11

The statutory income tax rate in the PRC is 33%. The Company is taxed at a preferential rate of 18% and certain branches are taxed at rates ranging from 15% to 33%. The subsidiaries of the Group are taxed at rates ranging from 15% to 33%.

On 16 March 2007, the Fifth Plenary Session of the Tenth National People's Congress passed the Corporate Income Tax Law of the PRC ("new tax law") which will take effect on 1 January 2008. As a result of the new tax law, the statutory income tax rate currently adopted by the Company and its subsidiaries will change from 33% to 25% with effective from 1 January 2008 over a five-year transitional period. The existing preferential tax rates currently enjoyed by the Company and its subsidiaries will also be gradually migrated to the new standard rate of 25% over a five-year transitional period. As the detailed instruction for the transition to the new tax rate is yet to be issued, the Group estimated that the applicable income tax rate under the preferential tax policy will be expired at the shorter of the existing preferential tax period and the five-year transitional period. The change in the carrying amount of the deferred tax assets and liabilities, as a result of the change in tax rate, is reflected in the interim financial report of the Group for the six months ended 30 June 2007.

In respect of the Group's overseas airline operations, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior periods.

6 PROFIT/(LOSS) FOR THE PERIOD

	Six months ended 30 June	
	2007	**2006**
	RMB million	*RMB million*
Profit/(loss) for the period is arrived at after charging / (crediting):		
Interest on bank and other loans	1,049	836
Finance charges on obligations under finance leases	363	272
Less: borrowing costs capitalised	(280)	(104)
	1,132	1,004
Jet fuel costs	8,598	7,080
Depreciation		
– Owned assets	1,779	1,651
– Assets acquired under finance leases	756	811
Amortisation of deferred credits	(42)	(26)
Other amortisation	11	16
Operating lease charges		
– Aircraft and flight equipment	1,801	1,418
– Land and buildings	159	148
Staff costs	2,576	2,124
Share of associates' taxation	5	5
Share of jointly controlled entities' taxation	11	9
Dividend income from unlisted securities	–	(1)

7 DIVIDENDS

The Board of Directors does not recommend the payment of an interim dividend for the six months ended 30 June 2007. No interim dividend was paid in respect of the six months ended 30 June 2006.

8 EARNING/(LOSS) PER SHARE

The calculation of basic earning/(loss) per share for the six months ended 30 June 2007 is based on the profit attributable to equity shareholders of the Company of RMB168 million (six months ended 30 June 2006: loss of RMB825 million) and the weighted average number of shares in issue during the period of 4,374 million (six months ended 30 June 2006: 4,374 million).

The amount of diluted earning/(loss) per share is the same as basic earning/(loss) per share as there were no dilutive potential ordinary shares in existence during both the current and prior periods.

9 PROPERTY, PLANT AND EQUIPMENT, NET

During the six months ended 30 June 2007, the Group acquired aircraft with an aggregate cost of RMB3,910 million (six months ended 30 June 2006: RMB395 million).

10 TRADE RECEIVABLES

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of impairment losses for bad and doubtful debts, is set out below:

	At 30 June 2007 *RMB million*	**At 31 December 2006** *RMB million*
Within 1 month	1,419	1,355
More than 1 month but less than 3 months	321	131
More than 3 months but less than 12 months	33	24
More than 12 months	3	2
	1,776	1,512

11 BANK AND OTHER LOANS

Bank and other loans are analysed as follows:

	At 30 June 2007 *RMB million*	**At 31 December 2006** *RMB million*
Non-interest bearing and unsecured	22	22
Interest bearing and secured	9,113	8,726
Interest bearing and unsecured	25,824	25,092
Total bank and other loans	34,959	33,840
Less: loans due within one year classified as current liabilities	(24,369)	(23,822)
	10,590	10,018

12 TRADE AND BILLS PAYABLES

The ageing analysis of trade and bills payables is as follows:

	At 30 June 2007 *RMB million*	**At 31 December 2006** *RMB million*
Within 1 month	803	1,125
More than 1 month but less than 3 months	257	448
More than 3 months but less than 6 months	366	336
	1,426	1,909

13 RESERVES

No transfer to statutory reserves has been made during the six months ended 30 June 2007 (six months ended 30 June 2006: Nil).

14 COMMITMENTS

(a) Capital commitments

At 30 June 2007, the Group had capital commitments as follows:

	At 30 June 2007 *RMB million*	At 31 December 2006 *RMB million*
Commitments in respect of aircraft and flight equipment		
– authorised and contracted for	56,480	66,881
Other commitments		
– authorised and contracted for	485	420
– authorised but not contracted for	1,808	1,404
	2,293	1,824
	58,773	68,705

(b) Investing commitments

At 30 June 2007, the Group was committed to make capital contributions of RMB83 million and RMB720 million to a jointly controlled entity and a subsidiary respectively (31 December 2006: RMB83 million to a jointly controlled entity).

15 MATERIAL RELATED PARTY TRANSACTIONS

(a) Key management personnel remuneration

Key management personnel receive compensation in the form of fees, salaries, allowances, benefits in kind, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB2,188,000 for the six months ended 30 June 2007 (six months ended 30 June 2006: RMB2,112,000). Such remuneration is included in "staff costs" as disclosed in Note 6.

(b) Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff.

(c) Transactions with China Southern Air Holding Company ("CSAHC") and its affiliates (the "CSAHC Group"), and associates and jointly controlled entities of the Group

	Six months ended 30 June 2007 *RMB million*	2006 *RMB million*
Expenses paid to the CSAHC Group		
Handling charges	9	14
Air catering supplies	93	90
Commission expense	7	21
Sundry aviation supplies	23	29
Lease charges for land and buildings	50	45
Property management fee	13	9
Expenses paid to an associate and jointly controlled entities		
Repairing charges	671	617
Flight simulation service charges	54	73
Ground service charges	19	24
Interest expense	7	6
Income from an associate and jointly controlled entities		
Rental income	16	16
Interest income	3	3

(d) Balances with the CSAHC Group, and associates and jointly controlled entities of the Group

	At 30 June 2007 *RMB million*	At 31 December 2006 *RMB million*
Receivables		
The CSAHC Group	5	4
An associate	5	2
Jointly controlled entities	140	122
Payables		
The CSAHC Group	107	178
Jointly controlled entities	31	87

Amounts due from/ to the CSAHC Group, and associates and jointly controlled entities of the Group are unsecured, interest free and have no fixed terms of repayment.

(e) Loans from and deposits placed with China Southern Airlines Group Finance Company Limited ("SA Finance") (a PRC authorised financial institution controlled by CSAHC and an associate of the Group)

At 30 June 2007, loans from SA Finance amounted to RMB270 million (31 December 2006: RMB300 million). The loans are unsecured, interest bearing at floating interest rates as published by the People's Bank of China ("PBOC") and are repayable within one year. The loans are guaranteed by CSAHC (included in the amount as disclosed in Note (f) below).

At 30 June 2007, the Group's deposits with SA Finance amounted to RMB875 million (31 December 2006: RMB629 million). The applicable interest rates were determined in accordance with the rates published by the PBOC.

(f) Guarantees from CSAHC and SA Finance

Certain bank loans were guaranteed by the following parties:

	At 30 June 2007 *RMB million*	**At 31 December 2006** *RMB million*
CSAHC	1,297	1,484
SA Finance	4	5

(g) Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those disclosed in this interim financial report, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

- Transportation services;
- Leasing arrangements;
- Purchase of equipment;
- Purchase of ancillary materials and spare parts;
- Ancillary and social services; and
- Financial services arrangement.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Group's pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors of the Company are of the opinion that the following transactions with other state-controlled entities require disclosure:

(i) The Group's transactions with other state-controlled entities, including state-controlled banks in the PRC

	Six months ended 30 June	
	2007	**2006**
	RMB million	*RMB million*
Jet fuel cost	6,934	5,619
Interest income	10	13
Interest expense	921	597

(ii) The Group's balances with other state-controlled entities, including state-controlled banks in the PRC

	At 30 June 2007	**At 31 December 2006**
	RMB million	*RMB million*
Cash and deposits at bank	2,266	1,434
Short-term bank loans and current portion of long-term bank loans	22,962	21,209
Long-term bank loans, less current portion	8,879	8,223

(iii) Guarantees from other state-controlled entities, including state-controlled banks in the PRC

	At 30 June 2007	**At 31 December 2006**
	RMB million	*RMB million*
Guarantees on certain bank loans of the Group	62	201
Guarantees on certain documentary letters of credit issued by the Group	177	–

(h) Loan from a minority shareholder

At 30 June 2007, loan from a minority shareholder amounted to RMB19 million (31 December 2006: RMB19 million). The loan is unsecured, interest free and repayable within five years.

16 CONTINGENT LIABILITIES

A writ of summons was issued on 30 May 2007 by two sales agents in Taiwan (the "plaintiffs") against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the "cooperative agreement"). The plaintiffs have made a claim against the Company or a total sum of approximately RMB107 million mainly in respect of the alleged non-payment of sales commission on air tickets sold in Taiwan during the period from 1 September 2004 to 31 August 2006. The plaintiffs have also claimed against the Company for an unspecified compensation for early termination of the cooperative agreement.

The directors of the company consider that, given the nature of the claims and the preliminary status of the proceedings, it is not possible to estimate the eventual outcome of the claims with reasonable certainty at this stage. However, the directors of the company are of the opinion that the claims are without merit and have instructed its legal advisor to defend the claims vigorously. The directors of the company consider that the outstanding claim should have no material adverse effect on the financial position of the Group.

17 POST BALANCE SHEET EVENTS

On 16 July 2007, the Company entered into a purchase agreement with Airbus SNC for the purchase of twenty Airbus A320 series aircraft scheduled for deliveries in 2009 to 2010. According to the information provided by Airbus SNC, the catalogue price for one Airbus A320 series aircraft is in the range from US$66.5-85.9 million.

On 16 July 2007, Xiamen Airlines Company Limited, a subsidiary of the Company, entered into a purchase agreement with Boeing Company for the purchase of twenty-five Boeing B737-800 series aircraft scheduled for deliveries in 2011 to 2013. According to the information provided by Boeing Company, the catalogue price for one Boeing B737-800 series aircraft is in the range of US$70.5-79 million.

On 14 August 2007, the Company entered into agreements with CSAHC, pursuant to which the Company agreed to acquire and CSAHC agreed to sell (1) the entire equity interest in China Southern Airlines Group Air Catering Company Limited; (2) certain assets of Guangzhou BiHua Yuan Training Centre including certain properties and office facilities; and (3) certain assets of Nan Lung Travel & Express (Hong Kong) Limited, including certain properties and office facilities and the 51% equity interest in Nan Lung International Freight Limited, for a total consideration of RMB270 million.

On 14 August 2007, the Company entered into a purchase agreement with CSAHC, pursuant to which the Company agreed to sell and CSAHC agreed to acquire the 90% equity interest in Guangzhou Aviation Hotel for a consideration of RMB75 million.

On 20 August 2007, the Company entered into a purchase agreement with Boeing Company for the purchase of fifty-five Boeing B737-700 and Boeing B737-800 aircraft scheduled for deliveries in 2011 to 2013. According to the information provided by Boeing Company, catalogue prices for one Boeing B737-700 and one Boeing B737-800 aircraft are in the range of US$57-67.5 million and US$70.5-79 million respectively.

I INDEBTEDNESS

At the close of business on 30 June 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had bank and other loans of approximately RMB34,959,000,000 and finance lease obligations of approximately RMB16,683,000,000.

At 30 June 2007, bank and other loans of the Group of approximately RMB9,113,000,000 were secured by certain aircraft with an aggregate carrying amount of RMB11,253,000,000. Finance lease obligations were secured by the related leased aircraft with an aggregate carrying amount of RMB22,046,000,000. In addition, bank loans of RMB2,050,000,000 were guaranteed by certain banks.

II STATEMENT ON FINANCIAL LIABILITIES

Save as disclosed above and apart from intra-group liabilities at the close of business on 30 June 2007, the Group did not have any material outstanding mortgages, charges, liabilities or any term loans or other borrowings or indebtedness in the nature of borrowings, including bank overdrafts and loans, debt securities or similar indebtedness, or any hire purchase or finance lease commitments, or any guarantees or other material contingent liabilities.

The Directors are not aware of any material changes in the indebtedness or contingent liabilities of the Group since 30 June 2007.

III MANAGEMENT DISCUSSION AND ANALYSIS

Operating Results

2006 compared to 2005

Operating Revenues

The Group's operating revenue increased by RMB7,926 million or 20.7% from RMB38,293 million in 2005 to RMB46,219 million in 2006.

Traffic revenue accounted for 97.6% and 97.7% of total operating revenue in 2006 and 2005 respectively. Passenger revenue and, cargo and mail revenue accounted for 92.2% and 7.8% respectively of total traffic revenue in 2006. The other operating revenue was mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

The increase in operating revenue was primarily due to a 21.0% rise in passenger revenue from RMB34,328 million in 2005 to RMB41,549 million in 2006 resulting from increased traffic volume. The total number of passengers carried increased by 11.5% to

49.21 million passengers in 2006. RPKs increased by 12.4% from RMB61,923 million in 2005 to RMB69,582 million in 2006, primarily as a result of the increase in passengers carried. Passenger yield increased by RMB0.05.

Domestic passenger revenue, which accounted for 82.2% of the total passenger revenue in 2006, increased by 21.3% from RMB28,182 million in 2005 to RMB34,174 million in 2006. Domestic passenger traffic in RPKs increased by 12.9%, mainly due to an increase in number of passengers carried. Domestic passenger yield increased from RMB0.55 in 2005 to RMB0.60 in 2006.

Hong Kong and Macau passenger revenue, which accounted for 3.0% of total passenger revenue, increased by 3.0% from RMB1,194 million in 2005 to RMB1,230 million in 2006. For Hong Kong and Macau flights, passenger traffic in RPKs decreased slightly by 0.5%, while passenger capacity in ASKs decreased by 7.4%, resulting in a 4.4 percentage point increase in passenger load factor from 2005. Passenger yield increased from RMB0.77 in 2005 to RMB0.80 in 2006 mainly due to higher ticket price for compensating surging fuel cost.

International passenger revenue, which accounted for 14.8% of total passenger revenue, increased by 24.1% from RMB4,952 million in 2005 to RMB6,145 million in 2006. For international flights, passenger traffic in RPKs increased by 11.4%, while passenger capacity in ASKs increased by 9.0%, resulting in a 1.4 percentage point rise in passenger load factor from 2005. Passenger yield increased by 10.7% from RMB0.56 in 2005 to RMB0.62 in 2006 mainly resulted from the continued growth of demand for international flights in the PRC.

Cargo and mail revenue, which accounted for 7.8% of the Group's total traffic revenue and 7.7% of total operating revenue, increased by 14.5% from RMB3,091 million in 2005 to RMB3,538 million in 2006. The increase was attributable to the increasing traffic demand. Other operating revenue increased by 29.5% from RMB874 million in 2005 to RMB1,132 million in 2006. The increase was primarily due to the general growth in income from various auxiliary operations.

Operating Expenses

Total operating expenses in 2006 amounted to RMB45,907 million, representing an increase of 5.9% or RMB6,309 million over 2005, primarily due to the total effect of increases in jet fuel costs, and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue decreased from 103.4% in 2005 to 99.3% in 2006.

Flight operations expenses, which accounted for 53.7% of total operating expenses, increased by 27.2% from RMB19,394 million in 2005 to RMB24,667 million in 2006, primarily as a result of increases in jet fuel costs, operating lease payments, catering

expenses and labour costs for flight personnel. Jet fuel costs, which accounted for 65.6% of flight operations expenses, increased by 35.7% from RMB11,929 million in 2005 to RMB16,193 million in 2006 mainly as a result of increased fuel prices and fuel consumption. Operating lease payments increased by 21.2% from RMB2,497 million in 2005 to RMB3,027 million in 2006 primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 4.0% from RMB1,196 million in 2005 to RMB1,244 million in 2006 due to the increase in number of passengers carried. Labour costs for flight personnel increased by 5.9% from RMB1,619 million in 2005 to RMB1,714 million in 2006, largely due to the increase in flying hours. CAAC Infrastructure Development Fund Contributions increased by 15.2% from RMB978 million in 2005 to RMB1,127 million in 2006.

Maintenance expenses which accounted for 8.7% of total operating expenses, decreased by 12.9% from RMB4,589 million in 2005 to RMB3,999 million in 2006. The decrease was mainly due to certain major overhaul costs capitalised during the year.

Aircraft and traffic servicing expenses, which accounted for 13.5% of total operating expenses, increased by 8.0% from RMB5,759 million in 2005 to RMB6,219 million in 2006. The increase primarily resulted from a 6.7% rise in landing and navigation fees from RMB4,891 million in 2005 to RMB5,220 million in 2006, due to an increase in number of landing and takeoffs.

Promotional and sales expenses, which accounted for 6.1% of total operating expenses, increased slightly by 1.1% from RMB2,780 million in 2005 to RMB2,811 million in 2006.

General and administrative expenses, which accounted for 6.8% of the total operating expenses, increased by 27.8% from RMB2,457 million in 2005 to RMB3,140 million in 2006. This was mainly attributable to increased scale of operations and retirement benefits in 2006.

Depreciation and amortisation, which accounted for 10.8% of total operating expenses, increased by 12.0% from RMB4,440 million in 2005 to RMB4,971 million in 2006, mainly resulting from the additional depreciation charge on aircraft delivered in 2005 and 2006 and depreciation charge on capitalised major overhaul costs.

Operating Profit/(Loss)

There is an operating profit of RMB312 million in 2006 as compared to an operating loss of RMB1,305 million in 2005. This was mainly because operating revenue increased by RMB7,926 million or 20.7% in 2006 while operating expenses increased by RMB6,309 million or 15.9% in the same period.

Non-Operating Income/ (Expenses)

Interest expense increased by 28.1% from RMB1,616 million in 2005 to RMB2,070 million in 2006, mainly due to the increase in loans and interest rate. Interest income decreased by 25.5% from RMB55 million in 2005 to RMB41 million in 2006, mainly attributable to the decrease in average bank balances during 2006.

Net exchange gain increased by 22.3% from RMB1,220 million in 2005 to RMB1,492 million in 2006, mainly resulted from Renminbi appreciation during 2006. Such amount mainly represents unrealised translation gain on retranslation of foreign currency denominated liabilities at year end.

Net gain on disposal of property, plant and equipment was RMB335 million in 2006 as compared to a net loss on disposal of property, plant and equipment of RMB32 million in 2005. The gain in 2006 was mainly the result of disposal of three Boeing 757-200 aircraft to independent third parties.

Liquidity, Financial Resources and Capital Structure

As at 31 December 2006, the Group's net current liabilities exceeded its current assets by RMB32,180 million (2005: RMB25,907 million). For the year ended 31 December 2006, the Group recorded a net cash inflow from operating activities of RMB2,295 million, a net cash outflow from investing activities of RMB5,482 million and a net cash inflow from financing activities of RMB2,550 million and a decrease in cash and cash equivalents of RMB637 million (2005: a decrease of RMB182 million).

As at 31 December 2006, the Group's borrowings totalled RMB49,238 million, representing an increase of RMB4,443 million from RMB44,795 million at 31 December 2005 which included borrowings of fixed interest rates amounted to RMB17,261 million (2005: RMB18,246 million). Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen, Hong Kong dollars and Renminbi. Of such borrowings, RMB26,913 million, RMB5,786 million, RMB4,886 million, RMB3,257 million and RMB8,396 million will be repayable in 2007, 2008, 2009, 2010, 2011 and thereafter respectively. As at 31 December 2006, cash and cash equivalents of the Group totalling RMB2,264 million, of which 15.0% were denominated in foreign currencies, decreased by 22.0% from RMB2,901 million at 31 December 2005.

Net debts (total borrowings net of cash and cash equivalents) increased by 12.1% to RMB46,974 million at 31 December 2006.

As at 31 December 2006, total equity attributable to equity shareholders of the Company amounted to RMB10,188 million, representing an increase of RMB188 million from RMB10,000 million as at 31 December 2005. Total equity as at 31 December 2006 amounted to RMB12,121 million (2005: RMB11,936 million).

Ratio of net debt to total equity of the Group as at 31 December 2006 was 3.9 times, as compared to 3.5 times at 31 December 2005.

Charge on Assets

As at 31 December 2006, certain aircraft of the Group with an aggregate carrying value of approximately RMB30,075 million (2005: RMB30,408 million) were mortgaged under certain loan and lease agreements.

Commitments

As at 31 December 2006, the Group had capital commitments of approximately RMB68,705 million. Of such amounts, RMB66,881 million related to the acquisition of aircraft and related flight equipment and RMB1,824 million for other projects.

As at 31 December 2006, the Group was committed to make capital contributions to a jointly controlled entity amounted to approximately RMB83 million.

Employees

As at 31 December 2006, the Group had an aggregate of 45,575 employees (2005: 41,167).

Operating Results

2005 compared to 2004

Revenues

Substantially all of the Group's operating revenue is attributable to airline and airline related operations. Traffic revenue accounted for 97.7% and 97.4% of total operating revenue in 2005 and 2004 respectively. Passenger revenue and, cargo and mail revenue accounted for 91.7% and 8.3% respectively of total traffic revenue in 2005 and 2004 respectively. The other operating revenue was mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

Operating revenue increased by 59.7% from RMB23,974 million in 2004 to RMB38,293 million in 2005. The increase was primarily due to a 62.7% rise in passenger revenue from RMB21,100 million in 2004 to RMB34,328 million in 2005 resulting from increased traffic volume. The total number of passengers carried increased by 56.4% to 44.12 million passengers in 2005. RPKs increased by 66.5% from 37,196 million in 2004 to RMB61,923 million in 2005, primarily as a result of the increase in passengers carried. Passenger yield decreased slightly by RMB0.02.

Domestic passenger revenue, which accounted for 82.1% of the total passenger revenue in 2005, increased by 67.1% from RMB16,869 million in 2004 to RMB28,182 million in 2005. Domestic passenger traffic in RPKs increased by 76.8%, mainly due to an increase in passengers carried. Domestic passenger yield decreased slightly by RMB0.03 to RMB0.55 in 2005.

Hong Kong and Macau passenger revenue, which accounted for 3.5% of total passenger revenue, increased by 8.2% from RMB1,104 million in 2004 to RMB1,194 million in 2005. For Hong Kong and Macau flights, passenger traffic in RPKs increased by 28.8%, while passenger capacity in ASKs increased by 40.1%, resulting in a 5.1 percentage point decrease in passenger load factor from 2004. Passenger yield decreased from RMB0.92 in 2004 to RMB0.77 in 2005 mainly due to intensified competition among airlines.

International passenger revenue, which accounted for 14.4% of total passenger revenue, increased by 58.4% from RMB3,127 million in 2004 to RMB4,952 million in 2005. For international flights, passenger traffic in RPKs increased by 29.5%, while passenger capacity in ASKs increased by 29.0%, resulting in a 0.3 percentage point rise in passenger load factor from 2004. Passenger yield increased by 21.7% from RMB0.46 in 2004 to RMB0.56 in 2005 mainly resulted from higher ticket price and the increases in traffic derived from short haul routes which generally had a higher yield than long haul routes.

Cargo and mail revenue, which accounted for 8.3% of the Group's total traffic revenue and 8.1% of total operating revenue, increased by 37.7% from RMB2,244 million in 2004 to RMB3,091 million in 2005. The increase was attributable to the increasing traffic demand.

Other operating revenue increased by 38.7% from RMB630 million in 2004 to RMB874 million in 2005. The increase was primarily due to the general growth in income from various auxiliary operations.

Operating Expenses

Total operating expenses in 2005 amounted to RMB39,598 million, representing an increase of 71.7% or RMB16,533 million over 2004, primarily due to the total effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue increased from 96.2% in 2004 to 103.4% in 2005.

Flight operations expenses, which accounted for 49.0% of total operating expenses, increased by 86.2% from RMB10,418 million in 2004 to RMB19,394 million in 2005, primarily as a result of increases in jet fuel costs, operating lease payments, catering expenses and labour costs for flight personnel. Jet fuel costs, which accounted for 61.5% of flight operations expenses, increased by 97.2% from RMB6,050 million in 2004 to RMB11,929 million in 2005 mainly as a result of increased fuel prices and fuel consumption.

Operating lease payments increased by 50.0% from RMB1,665 million in 2004 to RMB2,497 million in 2005 primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 69.6% from RMB705 million in 2004 to RMB1,196 million in 2005 due to the increase in number of passengers carried. Aircraft insurance costs decreased by 43.2% from RMB185 million in 2004 to RMB105 million in 2005, mainly because of the decrease in insurance premiums in 2005. Labour costs for flight personnel increased by 57.8% from RMB1,026 million in 2004 to RMB1,619 million in 2005, largely due to the increase in flying hours and allowance standard.

Maintenance expenses which accounted for 11.6% of total operating expenses, increased by 32.7% from RMB3,459 million in 2004 to RMB4,589 million in 2005. The increase was mainly attributable to the fleet expansion in recent years.

Aircraft and traffic servicing expenses, which accounted for 14.5% of total operating expenses, increased by 64.4% from RMB3,503 million in 2004 to RMB5,759 million in 2005. The increase primarily resulted from a 51.8% rise in landing and navigation fees from RMB3,222 million in 2004 to RMB4,891 million in 2005, due to an increase in number of landing and takeoffs.

Promotional and marketing expenses, which accounted for 7.0% of total operating expenses, increased by 43.3% from RMB1,940 million in 2004 to RMB2,780 million in 2005. The increase was mainly resulted from the increase in sales volume, resulting in a 41.5% increase in sales commission expenses from RMB1,062 million in 2004 to RMB1,503 million in 2005.

General and administrative expenses, which accounted for 6.2% of the total operating expenses, increased by 85.7% from RMB1,323 million in 2004 to RMB2,457 million in 2005. This was mainly attributable to increased scale of operations.

Depreciation and amortisation, which accounted for 11.2% of total operating expenses, increased by 84.0% from RMB2,413 million in 2004 to RMB4,440 million in 2005, mainly resulting from the additional depreciation charge on aircraft delivered in 2004 and 2005.

Operating Profit/(Loss)

There is an operating loss of RMB1,305 million in 2005 as compared to an operating profit of RMB909 million in 2004. This was mainly because operating revenue increased by RMB14,319 million or 59.7% in 2005 while operating expenses increased by RMB16,533 million or 71.7% in the same period.

Non-Operating Income/(Expenses)

Interest expense increased by 133.9% from RMB691 million in 2004 to RMB1,616 million in 2005, mainly due to the increase in loans and lease obligations and interest rate. Interest income increased by 150.0% from RMB22 million in 2004 to RMB55 million in 2005, mainly attributable to the increase of interest rate.

During 2005, the Group recorded a net exchange gain of RMB1,220 million (2004: Net exchange loss of RMB59 million) mainly resulted from Renminbi appreciation in July 2005. Such amount represents mainly unrealised translation exchange gain, resulting from exchange gains on translated year end foreign currency denominated liabilities, rather than foreign exchange transactions incurred during the year.

Liquidity, Financial Resources and Capital Structure

As at 31 December 2005, the Group's net current liabilities amounted to RMB25,907 million (2004: RMB18,855 million). For the year ended 31 December 2005, the Group recorded a net cash inflow from operating activities of RMB3,835 million (2004: RMB3,596 million), a net cash outflow from investing activities and financing activities of RMB4,017 million (2004: RMB2,593 million) and a decrease in cash and cash equivalents of RMB182 million (2004: an increase of RMB1,003 million).

In 2006 and thereafter, the liquidity of the Group was primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. The Group had obtained firm commitments from its principal bankers to renew its short-term bank loans outstanding at 31 December 2005 when they fall due during 2006. In relation to its future capital commitments and other financing requirements, the Group had already entered into loan financing agreements with several PRC banks up to an approximate amount of RMB44,704 million under which the banks would provide loan finance during 2006 and thereafter. The Directors believe that such financing will be available to the Group.

The Directors had carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2006. Based on such forecast, the Directors had determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period.

In preparing the cash flow forecast, the Directors had considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The Directors were of the opinion that the assumptions and sensitivities which were included in the cash flow forecast were reasonable. However, as with all assumptions in regard to future events, these were subject to inherent limitations and uncertainties and some or all of these assumptions might not be realised.

As at 31 December 2005, the Group's borrowings totalled RMB44,795 million, representing an increase of RMB9,599 million from RMB35,196 million at 31 December 2004. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen, Hong Kong dollars and Renminbi. Of such borrowings, RMB19,597 million, RMB7,245 million, RMB4,762 million, RMB2,812 million and RMB10,379 million will be repayable in 2006, 2007, 2008, 2009, 2010 and thereafter respectively. As at 31 December 2005, cash and cash equivalents of the Group totalling RMB2,901 million, of which 20.4% were denominated in foreign currencies, decreased by 5.9% from RMB3,083 million at 31 December 2004.

Net debts (total borrowings net of cash and cash equivalents) increased by 30.5% to RMB41,894 million as at 31 December 2005.

As at 31 December 2005, total equity attributable to equity shareholders of the Company amounted to RMB10,000 million, a decrease of RMB1,848 million from RMB11,848 million at 31 December 2004. Total equity as at 31 December 2005 amounted to RMB11,936 million (2004: RMB13,903 million).

Ratio of net debt to total equity of the Group as at 31 December 2005 was 3.5 times, as compared to 2.3 times as at 31 December 2004

Charge on Assets

As at 31 December 2005, certain aircraft of the Group with an aggregate carrying value of approximately RMB30,408 million (2004: RMB23,562 million) were mortgaged under certain loan and lease agreements.

Commitments

As at 31 December 2005, the Group had capital commitments of approximately RMB47,803 million. Of such amounts, RMB45,628 million related to the acquisition of aircraft and related flight equipment, RMB840 million related to the Group's facilities and equipment to be constructed and installed at the Guangzhou Baiyun International Airport and RMB1,335 million for other projects.

As at 31 December 2005, the Group was committed to make capital contributions to its jointly controlled entities amounted to approximately RMB83 million.

Employees

As at 31 December 2005, the Group had an aggregate of 34,417 employees (2004: 18,221).

Operating Results

2004 compared to 2003

Operating Revenues

Substantially all of the Group's operating revenue was attributable to airline and airline related operations. Traffic revenue in 2004 and 2003 accounted for 97.4% and 97.1% respectively of total operating revenue.

Passenger revenue and, cargo and mail revenue accounted for 90.4% and 9.6% respectively of total traffic revenue in 2004. The balance of the Group's operating revenue was derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

Operating revenue increased by 37.2% from RMB17,470 million in 2003 to RMB23,974 million in 2004. This increase was primarily due to a 40.6% rise in passenger revenue from RMB15,010 million in 2003 to RMB21,100 million in 2004 resulting from increased traffic volume. The total number of passengers carried increased by 37.8% to 28.2 million passengers in 2004. RPKs increased by 41.0% from 26,387 million in 2003 to RMB37,196 million in 2004, primarily as a result of an increase in passengers carried. Passenger yield remained constant at RMB0.57.

Domestic passenger revenue, which accounted for 79.9% of the total passenger revenue in 2004, increased by 37.8% from RMB12,242 million in 2003 to RMB16,869 million in 2004. Domestic passenger traffic in RPKs increased by 36.8%, mainly due to an increase in passengers carried. Passenger yield remained steady in 2004 and at RMB0.58. Hong Kong passenger revenue, which accounted for 5.3% of total passenger revenue, increased by 47.2% from RMB750 million in 2003 to RMB1,104 million in 2004.

For Hong Kong regional flights, passenger traffic in RPKs increased by 54.6%, while passenger capacity in ASKs increased by 40.8%, resulting in a 5.6 percentage point increase in passenger load factor from 2003.

Passenger yield decreased from RMB0.96 in 2003 to RMB0.92 in 2004 mainly due to intensified competition among airlines.

International passenger revenue, which accounted for 14.8% of total passenger revenue, increased by 55.0% from RMB2,018 million in 2003 to RMB3,127 million in 2004. For international flights, passenger traffic in RPKs increased by 59.3%, while passenger capacity in ASKs increased by 52.1%, resulting in a 2.9 percentage point rise in passenger load factor from 2003. Passenger yield decreased by 2.1% from RMB0.47 in 2003 to RMB0.46 in 2004 mainly resulted from the increases in traffic derived from long haul routes which generally had a lower yield than short haul routes.

Cargo and mail revenue, which accounted for 9.6% of the Group's total traffic revenue and 9.4% of total operating revenue, increased by 14.8% from RMB1,955 million in 2003 to RMB2,244 million in 2004. The increase was attributable to the increasing traffic demand.

Other operating revenue increased by 24.8% from RMB505 million in 2003 to RMB630 million in 2004. The increase was primarily due to the general growth in income from various auxiliary operations.

Operating Expenses

Substantially all of the Group's operating expenses resulted from its airline operations. The vast majority of such expenses related directly to flight operations, aircraft and traffic servicing, aircraft repair and maintenance and to depreciation and amortisation in respect of aircraft and flight equipment. Expenses associated directly with the Group's flight operations (collectively, "flight operations expenses") include fuel costs, operating lease payments, catering expenses, aircraft insurance, flight personnel payroll and welfare and training expenses. Expenses associated directly with repairs and maintenance in respect of the Group's aircraft (collectively, "repairs and maintenance expenses") include repairs and maintenance and overhaul charges, the costs of consumables and other maintenance materials and labour costs for maintenance personnel. Expenses associated directly with the Group's aircraft and traffic servicing operations (collectively "aircraft and traffic servicing expenses") include landing and navigation fees, rental payments and charges in respect of terminal and other ground facilities and labour costs for ground personnel. The balance of the Group's operating expenses result from promotional and marketing activities (collectively, "promotional and marketing expenses") such as sales commissions, fees for use of the CAAC's reservation system, ticket-printing and sales office expenses, advertising and promotional expenses, and from general and administrative expenses, such as administrative salaries and welfare and other personnel benefits and office expenses.

Total operating expenses in 2004 amounted to RMB23,065 million, representing an increase of 35.6% or RMB6,051 million over 2003, primarily due to the combined effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue decreased from 97.4% in 2003 to 96.2% in 2004.

Flight operations expenses, which accounted for 45.2% of total operating expenses, increased by 47.4% from RMB7,070 million in 2003 to RMB10,418 million in 2004, primarily as a result of increases in jet fuel costs, operating lease payments, catering expenses, labour costs for flight personnel and inclusion of CAAC Infrastructure Development Fund of RMB466 million in operating expenses which is an usage charge since 2004 but was a turnover-based levy and deducted against the traffic revenue in 2003. Jet fuel costs, which accounted for 58.1% of flight operations expenses, increased by 56.5% from RMB3,867 million in 2003 to RMB6,050 million in 2004 mainly as a result of increased fuel prices and fuel consumption. Operating lease payments increased by 8.4% from RMB1,536 million in 2003 to RMB1,665 million in 2004, primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 38.2% from RMB510 million in 2003 to RMB705 million in 2004, primarily due to increased passenger carried. Aircraft insurance costs decreased by 5.6% from RMB196 million in 2003 to RMB185 million in 2004, primarily because of a decrease in insurance premiums prescribed by the PRC insurance company. Labour costs for flight personnel increased by 40.9% from RMB728 million in 2003 to RMB1,026 million in 2004, largely due to the increase in flying hours.

Maintenance expenses which accounted for 15.0% of total operating expenses, increased by 33.6% from RMB2,589 million in 2003 to RMB3,459 million in 2004. The increase was primarily attributable to an 32.9% increase in aircraft overhaul charges from RMB2,377 million in 2003 to RMB3,158 million in 2004, as resulted from fleet expansion in recent years.

Aircraft and traffic servicing expenses, which accounted for 15.2% of total operating expenses, increased by 26.6% from RMB2,767 million in 2003 to RMB3,503 million in 2004. The increase primarily resulted from an 25.7% rise in landing and navigation fees from RMB2,563 million in 2003 to RMB3,222 million in 2004, due to an increase in number of landing and takeoffs.

Promotional and marketing expenses, which accounted for 8.4% of total operating expenses, increased by 31.1% from RMB1,480 million in 2003 to RMB1,940 million in 2004. The increase was due to 44.4% increase in labour costs from RMB225 million in 2003 to RMB325 million in 2004, as more payments of performance bonus were made because of the increased traffic volume.

General and administrative expenses, which accounted for 5.7% of the total operating expenses, increased by 25.6% from RMB1,053 million in 2003 to RMB1,323 million in 2004. This was mainly attributable to increased scale of operations.

Depreciation and amortisation, which accounted for 10.5% of total operating expenses, increased by 18.4% from RMB2,038 million in 2003 to RMB2,413 million in 2004. This increase was primarily as a result of the additions of aircraft during 2004.

Operating Profit

Operating profit increased by 99.3% from RMB456 million in 2003 to RMB909 million in 2004. This was mainly because operating revenue increased by RMB6,504 million or 37.2% from 2003 and operating expenses increased by RMB6,051 million or 35.6% over the same period.

Non-Operating Income/(Expenses)

Interest expense decreased by 16.1% from RMB824 million in 2003 to RMB691 million in 2004, mainly reflecting the combined effect of scheduled debt repayments and the replacement of certain RMB denominated bank loans of higher interest rates with US$ denominated bank loans of lower interest rates.

Interest income increased by 69.2% from RMB13 million in 2003 to RMB22 million in 2004. This was mainly attributable to an increase in average cash balances.

During 2004, the Group recorded a net exchange loss of RMB59 million (2003: RMB164 million) mainly from its Japanese yen denominated borrowings as a result of the Japanese yen appreciation. Such amount comprised mostly unrealised translational exchange loss.

Liquidity, Financial Resources and Capital Structure

As at 31 December, 2004, the Group's borrowings totalled RMB35,196 million, representing an increase of RMB16,736 million from RMB18,460 million last year. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen, Hong Kong dollars and Renminbi, with a significant portion being fixed interest rate borrowings. Of such borrowings, RMB13,662 million, RMB4,489 million, RMB6,705 million, RMB3,608 million and RMB6,732 million will be repayable in 2005, 2006, 2007, 2008, 2009 and thereafter respectively. As at 31 December, 2004, cash and cash equivalents of the Group totalling RMB3,083 million, of which 24.2% were denominated in foreign currencies, increased by 48.2% from RMB2,080 million last year.

Net debts (total borrowings net of cash and cash equivalents) increased by 96.1% to RMB32,113 million. As at 31 December, 2004, the Group's shareholders' equity amounted to RMB11,848 million, representing a decrease of RMB48 million from RMB11,896 million last year.

Net debt/equity ratio of the Group as at 31 December, 2004 was 2.71 times, as compared to 1.38 times last year.

Charges on Assets

As at 31 December, 2004, certain aircraft of the Group with an aggregate carrying value of approximately RMB23,562 million (2003: RMB14,576 million) were mortgaged under certain loan and lease agreements.

Capital Commitments

At 31 December, 2004, the Group had capital commitments of approximately RMB26,871 million. Of such amounts, RMB25,347 million related to the acquisition of aircraft and related flight equipment and RMB824 million related to the Group's facilities and equipment to be constructed and installed at the new Guangzhou Baiyun International Airport. The remaining amount of RMB700 million was related to the Group's other airports and office facilities and equipment, overhaul and maintenance bases and training facilities.

As at 31 December, 2004, the Group committed to make a capital contribution of approximately RMB181 million and RMB83 million to its subsidiaries and to its jointly controlled entities respectively.

Employees

As at 31 December, 2004, the Group had an aggregate of 18,221 employees (2003: 17,569).

Financial Risk Management Policy

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency as substantially all of the Group's lease obligations and bank loans are denominated in foreign currencies, principally US dollars, and to a lesser extent, Japanese Yen and Hong Kong dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and US dollar exchange rate has gradually declined against the Renminbi.

Jet fuel price risk

The Group allows for the judicious use of approved derivative instruments such as swaps and options with approved counter-parties and within approved limits to manage the risk of surge of jet fuel price. In addition, counter-party credit risk is generally restricted to any gains on changes in fair value at any time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by counter-party is considered to be unlikely.

IV EFFECT

The Group's principal business is that of civil aviation. Following the completion of the Transactions and the Boeing Aircraft Acquisition, the Group's passenger volume is expected to increase and operating cost per available seat kilometres is expected to decrease. As a result, the Group's earnings are expected to be better off. The Group therefore considered that the Transactions and the Boeing Aircraft Acquisition are in the best interest of the Group.

In addition, there will be no material change to the Group's net assets as the Transactions and the Boeing Aircraft Acquisition will be partly financed through commercial loans by commercial banks and partly financed by internal fund.

V MATERIAL CHANGE

The Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2006 (being the date to which the latest published audited financial statements of the Company were made up).

VI WORKING CAPITAL

Taking into account the present internal resources and the available banking facilities of the Group, the Directors, after due and careful enquiry, are of the opinion that the Group has adequate working capital for its present requirements.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors of the Company and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules. None of the Directors or Supervisors and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons other than the Directors, chief executive or Supervisors of the Company in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

Name of shareholder	Type of shareholding	Type of share	Number of shares held	% of the total issued H shares of the Company	% of the total issued domestic shares of the Company	% of the total issued share capital of the Company	Short position
CSAHC	Direct holding	State-owned share	2,200,000,000	–	68.75%	50.30%	–
HKSCC Nominees Limited	Direct holding	H share	1,160,009,998	98.80%	–	26.52%	–

Note:

Based on the information available to the Directors, chief executive and the Supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and the Supervisors of the Company were aware, as at the Latest Practicable Date:

1. Among the 1,160,009,998 H Shares held by HKSCC Nominees Limited, Li Ka-Shing Unity Trustcorp Limited had an interest in an aggregate of 193,877,000 H Shares of the Company (representing approximately 16.51% of its then total issued H Shares) in the capacity as beneficiary of a trust.

2. Among the 1,160,009,998 H Shares held by HKSCC Nominees Limited, J.P. Morgan Fleming Asset Management Holdings Inc. had an interest in an aggregate of 70,912,000 H Shares of the Company (representing approximately 6.04% of its then total issued H Shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors, chief executive and the Supervisors of the Company are aware, J.P. Morgan Fleming Asset Management Holdings Inc. held its interest in the Company in the following manners:

   (a) 70,162,000 H Shares, representing approximately 5.98% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by JF Asset Management Limited, which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc.; and

   (b) 750,000 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held in the capacity as investment manager by JF International Management Inc., which was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc..

3. Among the 1,160,009,998 H Shares held by HKSCC Nominees Limited, 70,658,800 H Shares of the Company, representing approximately 6.02% of its then total issued H Shares, were held in the capacity as beneficial owner by JPMorgan Chase Bank, which was wholly-owned by J.P. Morgan Chase & Co..

4. Among the 1,160,009,998 H Shares held by HKSCC Nominees Limited, Morgan Stanley International Incorporated had an interest in an aggregate of 111,121,932 H Shares of the Company (representing approximately 9.46% of its then total issued H Shares) and maintained short position of 616,000 H Shares of the Company (representing approximately 0.05% of its then total issued H Shares). According to the information as disclosed on the website of the Stock Exchange and so far as the Directors, chief executive and Supervisors of the Company were aware, Morgan Stanley International Incorporated held its indirect interest in the Company as at the Latest Practicable Date in the manner as follows:

   (a) 743,332 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Dean Witter Hong Kong Securities Limited, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

   (b) 108,670,000 H Shares, representing approximately 9.25% of the Company's then total issued H Shares, were held by Morgan Stanley Investment Management Company, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

   (c) 292,600 H Shares, representing approximately 0.02% of the Company's then total issued H Shares, were held by Morgan Stanley Asset & Investment Trust Management Co. Limited, which was 100% held by Morgan Stanley International Incorporated;

   (d) 714,000 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley & Co International Limited, which was ultimately 100% held by Morgan Stanley Group (Europe), which, in turn, was approximately 98.30% held by Morgan Stanley International Limited, which was 100% ultimately held by Morgan Stanley International Incorporated; and

(e) 702,000 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Capital (Luxembourg) S.A., which was approximately 93.75% held by Morgan Stanley International Incorporated. According to the information as disclosed on the website of the Stock Exchange and so far as the Directors, chief executive and Supervisors of the Company were aware, as at the Latest Practicable Date, Morgan Stanley Dean Witter Hong Kong Securities Limited also had a short position in 616,000 H Shares of the Company (representing approximately 0.05% of its then total issued H Shares).

5. Among the 1,160,009,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company's then total issued H Shares, were held by Space Dragon Limited as beneficial owner, which was 100% held by Cheung Kong Investment Company Limited.

6. Among the 1,160,009,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company's then total issued H Shares, were held by Choicewell Limited as beneficial owner, which was ultimately 100% held by Hutchison Whampoa Limited.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the shares or underlying shares of the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4. MATERIAL CONTRACTS

The following contracts have been entered into by the Group (not being contract entered into in the ordinary course of business) within the two years immediately preceding the date of this circular:

(a) An aircraft acquisition agreement (the "Aircraft Acquisition Agreement 1") dated 6 September 2005, between the Company and Airbus SNC pursuant to which the Company agreed to acquire and Airbus SNC agreed to sell ten Airbus A330 aircraft. The catalogue price of an A330 aircraft is approximately between US$152.7 million and US$180 million. It became effective upon approval by the shareholders of the Company on 16 December 2005.

(b) A framework agreement (the "Framework Agreement") on lease and operation dated 1 January 2006 between the Company and China Southern Airlines Group Travel Development Company Limited (the "CSA Travel"), a wholly owned subsidiary of CSAHC, pursuant to which the Company leased certain hotels belonging to it to CSA Travel for operation and management for a period of three years. The consideration for the Framework Agreement on lease and operation was based on the rent payable and fees for operation and management of the hotels, and was capped at RMB6 million per year. It became effective upon approval by the Directors on 25 April 2006.

(c) An advertising agency agreement (the "Advertising Agency Agreement") dated 1 January 2006 between the Company and Southern Airlines Advertising Company (the "SAAC"), a related party that is 45% owned by the Company and 55% owned by CSAHC, pursuant to which SAAC produces advertisement script, graphic and music for the Company with the copyright of such products belonging to the Company for a period of three years. The consideration for the Advertising Agency Agreement was based on the fees payable for advertising services to be provided, and was capped at RMB30 million per year. It became effective upon approval by the Directors on 25 April 2006.

(d) A property management framework agreement (the "Property Management Framework Agreement") dated 1 January 2006 between the Company and Guangzhou China Southern Airlines Property Management Company Limited (the "GCSAPMC"), a related party that is 90% owned by CSAHC and 10% owned by the Company's union, pursuant to which GCSAPMC provided property management and improvement services for certain properties of the Company for a period of three years. The consideration for the Property Management Framework Agreement was based on the fees payable for management and maintenance services to be provided, and was capped at RMB47,010,000 per year. It became effective upon approval by the Directors on 25 April 2006.

(e) An acquisition agreement (the "Hainan Acquisition Agreement") dated 1 April 2006 between the Company and CSAHC Hainan Co., Ltd. (the "Hainan Co., Ltd."), a subsidiary of CSAHC, pursuant to which the Company agreed to acquire and Hainan Co., Ltd. agreed to sell the assets and liabilities in relation to the airline operations of Hainan Co., Ltd. The total consideration payable by the Company, including the assets to be acquired and the liabilities to be assumed by the Company, was RMB5,150,000. It became effective upon approval by the Directors on 18 April 2006.

(f) An agency agreement for sale of freight and passenger services (the "Freight Agency Agreement") dated 16 May 2006 between the Company and Nan Lung Travel & Express (Hong Kong) Ltd. (the "Nanlung"), a wholly owned subsidiary of CSAHC, pursuant to which Nanlung acted as agent in the Company's sales and account settlement and the ground operations of the Company's flights in Hong Kong region for a period of one year. The consideration for the Freight Agency Agreement was based on the fees payable for ticket sale and other services to be provided, and was capped at RMB60 million for the entire term of the Freight Agency Agreement. It became effective on 16 May 2006 and was approved by the Directors on 24 December 2005.

(g) An aircraft acquisition agreement (the "Aircraft Acquisition Agreement 2") dated 6 July 2006, between the Company and Airbus SNC pursuant to which the Company agreed to acquire and Airbus SNC agreed to sell 50 Airbus A320 series aircraft. The aggregate catalogue price of the 50 Airbus A320 series aircraft is approximately US$3.316 billion. It became effective upon approval by the shareholders of the Company on 28 December 2006 and was approved by the Directors on 6 July 2006.

(h) An agreement (the "Amendment Agreement") dated 22 August 2006, between Xiamen Airlines and Boeing to amend the Aircraft Acquisition Agreement 1, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell six Boeing B737-800 aircraft instead of three Boeing B787 aircraft as originally contemplated under the Aircraft Acquisition Agreement 1. Xiamen Airlines also had the option to purchase three Boeing B787 aircraft. The catalogue prices of a B787 aircraft and a B737-800 aircraft are approximately US$123.2 million and US$61.5 to US$69.5 million respectively. It became effective upon approval by the shareholders of the Company on 28 December 2006 and was approved by the Directors on 22 August 2006.

(i) The Previous Boeing Aircraft Acquisition Agreement dated 13 October 2006, between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell six Boeing B737-800 aircraft. The catalogue price of a B737-800 aircraft is US$66 to US$75 million. It became effective upon approval by the shareholders of the Company on 28 December 2006 and was approved by the Directors on 13 October 2006.

(j) The Previous Boeing B777F Acquisition Agreement dated 13 October 2006, between the Company and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell six Boeing B777F freighters. The catalogue price of a B777F freighter is US$232 million. It became effective upon approval by the shareholders of the Company on 28 December 2006 and was approved by the Directors on 13 October 2006.

(k) The Xiamen Aircraft Acquisition Agreement dated 16 July 2007, between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell the B737-800 Aircraft. The catalogue price of a B737-800 aircraft is US$70.5 to US$79 million. It is subject to approval by the shareholders of the Company at the EGM.

(l) The Airbus Aircraft Acquisition Agreement dated 16 July 2007, between the Company and Airbus SNC, pursuant to which the Company agreed to acquire and Airbus SNC agreed to sell the A320 Aircraft. The catalogue price of each of the Airbus A320 series aircraft is in the range from US$66.5 million to US$85.9 million. It is subject to approval by the shareholders of the Company at the EGM.

(m) The assets acquisition agreement (the "Asset Acquisition Agreement") dated 14 August 2007, between the Company and CSAHC, pursuant to which the Company agreed to acquire and CSAHC agreed to sell (1) the entire equity interests in China Southern Airlines Group Air Catering Company Limited, (2) the assets of Guangzhou BiHuaYuan Training Centre, including properties and office facilities; and (3) the assets of Nanlung, including properties and office facilities and the 51% equity interest in Nan Lung International Freight Limited held by Nanlung for a total consideration of RMB269,508,200.

(n) The transfer agreement (the "Transfer Agreement") dated 14 August 2007, between the Company and CSAHC pursuant to which the Company agreed to transfer and CSAHC agreed to acquire the 90% shareholding in Guangzhou Aviation Hotel for a consideration of RMB74,723,000.

(o) The Boeing Aircraft Acquisition Agreement dated 20 August 2007, between the Company and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell the Boeing Aircraft. The catalogue price of a Boeing B737-700 aircraft is in the range of US$57 to US$67.5 million and a Boeing B737-800 aircraft is in the range of US$70.5 to US$79 million. It is subject to approval by the shareholders of the Company at the EGM.

5. CONTINGENT LIABILITIES

A writ of summons was issued on 30 May 2007 by two sales agents in Taiwan (the "Plaintiffs") against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the "Cooperative Agreement"). The Plaintiffs have made a claim against the Company for a total sum of approximately RMB107 million in respect of the alleged non-payment of sales commission on air tickets sold in Taiwan etc for a period from 1 September 2004 to 31 August 2006. The Directors consider that, given the nature of the claims and the preliminary status of the proceedings, it is not possible to estimate the eventual outcome of the claims, with reasonable certainty at this stage. However, the Directors are of the opinion that claims are without merit and have instructed its legal advisor to defend the claims vigorously. The Directors consider that the outstanding claim should have no material adverse effect on the financial position of the Group.

6. MATERIAL LITIGATION

Save as disclosed, the Company was not involved in any material litigation as at the Latest Practicable Date.

7. DIRECTORS' AND SUPERVISORS' INTERESTS

(a) None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2006 (the date to which the latest published audited financial statements of the Company were made up), acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b) None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group.

8. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

9. PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 124 of the articles of association of the Company, any vote of shareholders of the Company taken at a general meeting to approve the following transactions or arrangements must be taken on a poll:

i. connected transactions;

ii. transactions that are subject to independent shareholders' approval;

iii. granting of options to a substantial shareholder or an independent non-executive director of the company, or any of their respective associates; and

iv. any other transactions in which a shareholder has a material interest and is therefore required to abstain from voting at the general meeting.

In respect of any vote of shareholders taken at a general meeting of shareholders of the Company to approve transactions or arrangements which are not specifically required to be taken on a poll, such vote shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

i. by the chairman of the meeting;

ii. by at least two shareholders entitled to vote present in person or by proxy; or

iii. by one or more shareholders present in person or by proxy and representing 10 percent or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand.

10. MISCELLANEOUS

(a) The secretary of the Company is Mr. Su Liang. He was a graduate of the Cranfield College of Aeronautics, University of Cranfield, United Kingdom, specialising in Air Transport Management Engineering. Mr. Su is a holder of master degree. During the period from 1998 to 1999, Mr. Su held the position as Deputy Manager of the Flight Operations Department, China Southern Airlines Shenzhen Co. and from 1999 to 2000, he was the Manager of the Planning and Administration Department of China Southern Airlines Shenzhen Co. Mr. Su was in charge of the international cargo project of the Company, responsible for the planning and development of the Company's North American cargo business. Mr. Su has been the secretary of the Company since 2000.

(b) The Company has engaged Mr. Xu Jie Bo from 13 February 2001, the chief financial officer and from 16 April 2001, an executive Director, who met all requirements of Rule 3.24 of the Listing Rules other than for the fact that he was not a fellow or associate member of the HKSA and his professional accounting qualification was not one which was recognized by the HKSA for the purpose of granting exemptions from the examination requirement for membership of the HKSA, and the Company provides Mr. Xu with access to the assistance of a Qualified Accountant, Mr. Lung Chun Tak Junius, a practicing certified public accountant who has over 19 years of experience in finance and accounting. He is an ordinary member of Hong Kong Securities Institute, a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He holds a Master Degree in Business Administration.

Before starting his own practice, Mr. Lung had previously worked in an international accounting firm. The Company has not currently appointed an individual who will satisfy all the requirements of a qualified accountant for the purposes of Rule 3.24 of the Listing Rules. The Company will continue its efforts to identify and recruit a suitable and qualified candidate to assume the office of qualified accountant.

(c) The registered address of the Company is at Guangzhou Economic & Technology Development Zone, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(d) The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Hong Kong.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong up to and including 28 September 2007:

(a) Articles of association of the Company;

(b) Aircraft Acquisition Agreement 1;

(c) Aircraft Acquisition Agreement 2;

(d) Previous Boeing Aircraft Acquisition Agreement;

(e) Previous Boeing B777F Acquisition Agreement;

(f) Amendment Agreement;

(g) Framework Agreement;

(h) Advertising Agency Agreement;

(i) Property Management Framework Agreement;

(j) Hainan Acquisition Agreement;

(k) Freight Agency Agreement;

(l) Xiamen Aircraft Acquisition Agreement;

(m) Airbus Aircraft Acquisition Agreement;

(n) Assets Acquisition Agreement;

(o) Transfer Agreement;

(p) Boeing Aircraft Acquisition Agreement;

(q) Audited financial statements of the Group for the years ended 31 December 2005 and 31 December 2006;

(r) 2006 Annual Report; and

(s) 2007 Interim Report.

The Company has (i) applied for a waiver for the A320 Transaction from strict compliance with Rule 14.58(4), Rule 14.64(4), Rule 14.66(2) and Appendix 1B paragraph 43(2)(b) to the Listing Rules from the Stock Exchange; (ii) applied for a waiver for the B737-800 Transaction from strict compliance with Rule 14.58(4), Rule 14.66(1), Rule 14.66(2) and Appendix 1B paragraph 43(2)(b) to the Listing Rules from the Stock Exchange; and (iii) applied for a waiver for the Boeing Aircraft Acquisition from strict compliance with Rule 14.58(4), Rule 14.66(2), Rule 14.69(2) and Appendix 1B paragraph 43(2)(b) to the Listing Rules from the Stock Exchange, so that only the redacted version of Aircraft Acquisition Agreement 1, Aircraft Acquisition Agreement 2, Previous Boeing Aircraft Acquisition Agreement, Previous Boeing B777F Acquisition Agreement, Xiamen Aircraft Acquisition Agreement, Airbus Aircraft Acquisition Agreement and Boeing Aircraft Acquisition Agreement will be available for inspection by the public. Information in relation to the actual consideration will not be disclosed in the aforesaid aircraft acquisition agreements.